UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

StarWalker Industries, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

11-04-2014

Physical Address of Issuer:

352 University Avenue, Unit W134, Atlanta, Georgia 30310

Website of Issuer:

http://StarwalkerIndustries.com

Is there a co-issuer? __X__ ***yes*** ____ ***no.***

Name of Co-Issuer:

STARWALKER I EB, a series of Wefunder SPV, LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

05-06-2021

Physical Address of Co-Issuer:

4104 24TH ST, PMB 8113, San Francisco, CA 94114

Website of Co-Issuer:

https://wefunder.com/

Current Number of Employees:

1

	Most recent fiscal year-end (2021)	**Prior fiscal year-end (2020)**
Total Assets	$108,173.73	$67,464.92
Cash & Cash Equivalents	$50,795.23	$5,617.19
Accounts Receivable	$21,599.70	$1,457.02
Short-term Debt	$84,906.38	$208,631.27
Long-term Debt	$512,118.66	$20,000.00
Revenues/Sales	$388,756.14	$235,383.17
Cost of Goods Sold*	$356,397.14	$157,431.35
Taxes Paid	$0.00	$0.00
Net Income	-$327,881.94	-$33,521.30

April 30, 2022

STARWALKER INDUSTRIES, INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by StarWalker Industries, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://StarwalkerIndustries.com **no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 30, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

StarWalker Industries, Inc. (SWI) is a bottled water distribution, manufacturing, and recycling company. SWI sells truckloads of bottled water and is building a state-of-the-art bottled water production and recycling system in Atlanta, GA. SWI's business plan is attached to this Form C-AR as **<u>Exhibit A</u>**.

The Company is located at 352 University Avenue, Unit W134, Atlanta, GA 30318.

The Company's website is http://Starwalkerlndustries.com.

The information on or in our website is not a part of this Form C-AR.

The Company conducts business in the State of Georgia and sells products throughout the United States.

RISK FACTORS

The Company has a limited operating history and future performance may be difficult to predict.

The Company was organized on November 4, 2014 and converted into a Delaware corporation on February 22, 2021 and has limited historic operations. The Company has encountered, and will continue to encounter, risks and difficulties frequently experienced by startup and growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of its limited resources, gaining market acceptance, and managing a complex regulatory landscape. The Company's current operating model may require changes in order for it to scale its operations efficiently. Investors should consider the Company's business and prospects in light of the risks and difficulties it faces as an early-stage company. The Company's limited history may not be adequate to enable Investors to fully assess our ability to achieve market acceptance of our products or our ability to respond to competition. There has been no independent third-party valuation of the Company's business, and the Company makes no assertions or representations as to the fair market value of the Company or any of the securities. There can be no assurance that the Company will operate profitably or remain solvent. If we are unsuccessful in addressing the risks and uncertainties frequently encountered by early-stage companies in a heavily competitive market, our business will be seriously harmed and Investors could lose all or part of their investment in the securities**.**

The Company has limited capital which may impact our ability to execute our business plans.

The Company presently has limited operating capital and is dependent upon receipt of proceeds from this Offering or elsewhere, to develop its business as intended. Upon completion of the Offering, even if the maximum aggregate Offering amount is received, the amount of capital available to the Company will be substantially limited to the amount raised. Funds raised in this Offering will be available to the Company upon acceptance from Investors of the minimum investment amount in this Offering and held in escrow. Even with receipt of the minimum investment amount in this Offering, there is a risk that the needed capital to execute the Company's business plans will fall short of what is ultimately needed. If this should occur, the Company may need to seek capital from other debt and equity funding sources and Investors in this Offering could experience less than anticipated from their investments.

There is no assurance that the Company will be able to continue as a going concern.

Although the Company anticipates the proceeds from the Offering will provide sufficient liquidity to meet its short-term operating commitments, there is no guarantee the Company will be successful in achieving this objective.

We are dependent on key management personnel, the loss of which could damage our ability to operate.

The Company is dependent upon its management team, consultants and advisors as described in this Form C-AR. The loss of services of any management team member, consultant or adviser could negatively impact the Company, as there is a risk that their services could not be replaced since they have extensive special knowledge of our business and the research and development efforts needed to bring our products to market. Particularly, the loss of services of David M. Walker, Esq. could severely hinder our ability to execute the Company's business plan and could result in delays in product development, loss of future customers and sales and diversion of management resources. Without these services, the growth, progress, and overall success of the Company may be adversely affected. The Company does not have a key man life insurance policy on the life of David M. Walker, Esq. or any of its employees.

We may fail to attract and retain qualified personnel.

Our ability to operate and grow our business depends on our ability to attract and retain employees with the skills necessary to operate and maintain our facilities, produce our products and serve our customers. The increasing demand for qualified personnel may make it more difficult for us to attract and retain qualified employees. If we fail to attract and retain qualified personnel, or if we experience labor shortages, we may experience higher costs and other difficulties, and our business may be adversely impacted.

The business affairs of the Company are controlled solely by David M. Walker, Esq.

As its founder, chief executive officer and sole director, David M. Walker, Esq. will control the Company through management's ability to control the business of the Company and will not be removable by the Investors of securities offered in this Offering.

Risks related to security breaches of company, customer, employee, and vendor information, as well as the technology that manages our operations and other business processes, could adversely affect our business.

We will rely on various information technology systems to capture, process, store, and report data and interact with customers, vendors, and employees. Despite careful security and controls design, implementation, updating, and internal and independent third-party assessments, our information technology systems, and those of our third-party providers, could become subject to cyber-attacks or security breaches. Network, system, and data breaches could result in misappropriation of sensitive data or operational disruptions including interruption to systems availability and denial of access to and misuse of applications required by our customers to conduct business with us. Misuse of internal applications; theft of intellectual property, trade secrets, or other corporate assets; and inappropriate disclosure of confidential information could stem from such incidents. Delayed sales, slowed production, or other issues arising from these disruptions could result in lost sales, business delays, and negative publicity and could have a material adverse effect on our operations, financial condition, or operating cash flows.

To become profitable, we must be able to generate revenues from product sales.

If we are not able to acquire significant customers and substantial growth in our revenues does not occur, we may not be able to achieve or maintain profitability in the future. If we fail to keep pace with advances in our industry or fail to persuade customers to adopt the products that we introduce, customers may not buy our products. As we expand the amount of losses we will incur before achieving profitability and the time required to reach profitability are each highly uncertain. It is uncertain if our products will be successfully tested and manufactured and when or if our products will be accepted by our target customers. As we execute of our business plans, no assurances can be given that we will ever achieve profitability despite our historical profitability.

Our reliance on third-party suppliers poses significant risks to our business and prospects.

We contract with third parties for goods and services that are essential to our operations, such as maintenance services, pipes, chemicals, electricity, water, gasoline, diesel and other materials. We are subject to substantial risks because of our reliance on these suppliers. For example:

- our suppliers may not provide raw materials that meet our specifications in sufficient quantities;

- our suppliers may provide us with water that does not meet applicable quality standards or is contaminated;

- our suppliers may face production delays due to natural disasters or strikes, lock-outs or other such actions;

- one or more suppliers could make strategic changes in the lines of products and services they offer; and

- some of our suppliers are small companies which are more likely to experience financial and operational difficulties than larger, well-established companies, because of their limited financial and other resources.

As a result of any of these factors, we may be required to find alternative suppliers for the raw materials and services on which we rely. Accordingly, we may experience delays in obtaining appropriate raw materials and services on a timely basis and in sufficient quantities from such alternative suppliers at a reasonable price, which could interrupt services to our customers and adversely affect our revenues, financial condition, results of operations, cash flow and liquidity.

We will be dependent on manufacturing processes that require a significant degree of technical expertise.

Many of the manufacturing processes required to produce our products depend upon a significant degree of technical expertise, especially as it relates to our use of proprietary BottleOne technology for producing the bottles used for certain of our products. If these third-party vendors and manufacturers fail to produce to our specifications or inadvertently use defective materials in the manufacturing process, the reliability and performance of our products will be compromised.

We will need additional funds to continue producing, marketing, and distributing our products.

We will have to spend additional funds to continue producing, marketing and distributing our products. If we cannot raise sufficient capital, we may have to cease operations. We will need additional funds to continue to produce our products for distribution to our target market.

We will have to continue to spend substantial funds on distribution, marketing and sales efforts before we will know if we have commercially viable and marketable/sellable products.

There is no guarantee that sufficient sale levels will be achieved.

There is no guarantee that the expenditure of money on distribution and marketing efforts will translate into sufficient sales to cover our expenses and result in profits. Consequently, there is a risk that you may lose all of your investment.

Our development, marketing, and sales activities are limited by our size.

Because of our relative size, we must limit our product development, marketing, and sales activities to the amount of capital we raise. As such, we may not be able to complete our production and business development program in a manner that is as thorough as we would like. We may not ever generate sufficient revenues to cover our operating and expansion costs.

Changes in the non-alcoholic beverage business environment and retail landscape could adversely impact our financial results.

The non-alcoholic beverage business environment is rapidly evolving as a result of, among other things, changes in consumer preferences, including changes based on health and nutrition considerations and obesity concerns; shifting consumer tastes and needs; changes in consumer lifestyles; and competitive product and pricing pressures. In addition, the non-alcoholic beverage retail landscape is very dynamic and constantly evolving, not only in emerging and developing markets, where modern trade is growing at a faster pace than traditional trade outlets, but also in developed markets, where discounters and value stores, as well as the volume of transactions through e-commerce, are growing at a rapid pace. If we are unable to successfully adapt to the rapidly changing environment and retail landscape, our share of sales, volume growth and overall financial results could be negatively affected.

Intense competition and increasing competition in the commercial beverage market could hurt our business.

The commercial retail beverage industry, and in particular its non-alcoholic beverage segment, is highly competitive. Market participants are of various sizes, with various market shares and geographical reach, some of whom have access to substantially more sources of capital.

We compete generally with all liquid refreshments, including bottled water and numerous specialty beverages, such as: CORE® Hydration, SOBE®, Snapple®, AriZona® Iced Tea, Vitaminwater®, Gatorade Perform®, and POWERADE®.

We compete indirectly with major international beverage companies including but not limited to: The Coca-Cola Company®, PepsiCo, Inc., The Nestlé Group, Dr Pepper Snapple Group, Inc, Danone S.A., The Kraft Heinz Company, and Unilever PLC. These companies have established market presence in the United States and globally, and offer a variety of beverages that are competitors to our products. We compete directly with other water producers and brands including: Eternal Naturally Alkaline® Spring Water, Essentia®, CORE® Hydration, Icelandic Glacial™, Real Water®, Mount Valley Spring Water™, QURE Water®, Penta® Water, and Alka Power™. These companies could bolster their position in the alkaline water market through additional expenditure and promotion.

As a result of both direct and indirect competition, our ability to successfully distribute, market and sell our products, and to gain sufficient market share in our target markets to realize profits may be limited, greatly diminished, or totally diminished, which may lead to partial or total loss of your investments in our company.

Alternative non-commercial beverages or processes could hurt our business.

The availability of non-commercial beverages, such as tap water, and machines capable of producing alkaline water at the consumer's home or at store-fronts could hurt our business, market share, and profitability.

Expansion of the alkaline beverage market or sufficiency of consumer demand in that market for operations to be profitable are not guaranteed.

The alkaline water market is an emerging market and there is no guarantee that this market will expand or that consumer demand will be sufficiently high enough to allow our company to successfully market, distribute and sell our alkaline water products, or to successfully compete with current or future competition, all of which may result in total loss of your investment.

A failure to introduce new products or product extensions into new marketplaces successfully could prevent us from achieving long-term profitability.

We compete in an industry characterized by rapid changes in consumer preferences, so our ability to continue developing new products to satisfy our consumers' changing preferences will determine our long-term success. A failure to introduce new products or product extensions into new marketplaces successfully could prevent us from achieving long-term profitability. In addition, customer preferences are also affected by factors other than taste, such as the publicity. If we do not adjust to respond to these and other changes in customer preferences, our sales may be adversely affected. In addition, a failure to obtain any required regulatory approvals for our proposed products could have a material adverse effect on our business, operating results and financial condition.

Our growth and profitability depends on the performance of third-party brokers and distributors and on our ongoing relationships with them.

Our distribution network and its success depend on the performance of third parties. Any non-performance or deficient performance by such parties may undermine our operations, profitability, and result in total loss of your investment. To distribute our products, we use a broker-distributor-retailer network whereby brokers represent our products to distributors and retailers who will in turn sell our products to consumers. The success of this network will depend on the performance of the brokers, distributors and retailers within this network. There is a risk that a broker, distributor, or retailer may refuse to or cease to market or carry our products. There is a risk that the mentioned entities may not adequately perform their functions within the network by, without limitation, failing to distribute to sufficient retailers or positioning our products in localities that may not be receptive to our products. Furthermore, such third-parties' financial position or market share may deteriorate, which could adversely affect our distribution, marketing and sale activities. We also need to maintain good commercial relationships with third-party brokers, distributors and retailers so that they will promote and carry our products. Any adverse consequences resulting from the performance of third-parties or our relationship with them could undermine our operations, profitability and may result in total loss of your investment.

We rely on third parties to produce and bottle our products, which creates additional risk.

Although we have plans to build our own manufacturing facilities in the future, we currently do not own or operate bottling or co-packing facilities used for the production of our water products. We rely on those third parties to ensure the quality, safety and integrity of our products. If the third parties that we engage to produce and bottle our products fail to meet our demands or are found by government agencies to be out of compliance with applicable regulatory requirements, our supplies of those products and our future profit margins could be adversely affected.

Product contamination or tampering or issues or concerns with respect to product quality, safety and integrity could adversely affect our business, reputation, financial condition or results of operations.

Product contamination or tampering, the failure to maintain high standards for product quality, safety and integrity, including with respect to raw materials and ingredients obtained from suppliers, or allegations (whether or not valid) of product quality issues, mislabeling, misbranding, spoilage, allergens, adulteration or contamination with respect to our products may reduce demand for our products, and cause production and delivery disruptions or increase costs, each of which could adversely affect our business, reputation, financial condition or results of operations. If any of our products are mislabeled or become unfit for consumption or cause injury, illness or death, or if appropriate resources are not devoted to product quality and safety or to comply with changing food safety requirements, we could decide to, or be required to, recall products or withdraw from the marketplace and/or we may be subject to liability or government action, which could result in payment of damages or fines, cause certain products in our portfolio to be unavailable for a period of time, result in destruction of product inventory, or result in adverse publicity (whether or not valid), which could reduce consumer demand and brand equity. Moreover, even if allegations of product contamination or tampering or suggestions that our products were not fit for consumption are meritless, the negative publicity surrounding assertions against us or products in our portfolio or processes could adversely affect our reputation or brands. Our business could also be adversely affected if consumers lose confidence in our product quality, safety and integrity generally, even if such loss of confidence is unrelated to products in our portfolio. Any of the foregoing could adversely affect our business, reputation, financial condition or results of operations. In addition, if we do not have adequate insurance, if we do not have enforceable indemnification from suppliers, bottlers, distributors or other third parties or if indemnification is not available, the liability relating to such product claims or disruption as a result of recall efforts could materially adversely affect our business, financial condition or results of operations.

Our alkaline water product is considered a premium beverage and is being sold at premium prices compared to our competitors' products; we cannot provide any assurances as to consumers' continued market acceptance of our current and future products.

As a producer of Positivity Alkaline Water®, we will compete directly with other alkaline water producers and brands focused on the emerging alkaline beverage market including Eternal, Essentia, Core, Icelandic, Real Water, Aqua Hydrate, Mountain Valley, Qure, Penta, and Alka Power. Our competitors may introduce larger sizes and offer them at an SRP that is lower than our products. We can provide no assurances that consumers will continue to purchase our products or that they will not prefer to purchase a competitive product.

We may be subject to periodic claims and litigation that could result in unexpected expenses and could ultimately be resolved against us.

From time to time, we may be involved in litigation and other proceedings, including matters related to product liability claims, commercial disputes and intellectual property, as well as trade, regulatory, employment, and other claims related to our business. Any of these proceedings could result in significant settlement amounts, damages, fines or other penalties, divert financial and management resources, and result in significant legal fees. An unfavorable outcome of any particular proceeding could exceed the limits of our insurance policies or the carriers may decline to fund such final settlements and/or judgments and could have an adverse impact on our business, financial condition, and results of operations. In addition, any proceeding could negatively impact our reputation among our customers and our brand/image.

Water scarcity and poor quality could negatively impact our production costs and capacity.

Water is the main ingredient in our products. It is also a limited resource, facing unprecedented challenges from overexploitation, increasing pollution, poor management, and climate change. As demand for water continues to increase, as water becomes scarcer, and as the quality of available water deteriorates, we may incur increasing production costs or face capacity constraints that could adversely affect our profitability or net operating revenues in the long run.

Increase in the cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials could harm our business.

We will use water, trace minerals and packaging materials for bottles such as plastic and paper products. The prices for these ingredients, other raw materials and packaging materials fluctuate depending on market conditions. Substantial increases in the prices of our ingredients, other raw materials and packaging materials, to the extent they cannot be recouped through increases in the prices of finished beverage products, could increase our operating costs and could reduce our profitability. Increases in the prices of our finished products resulting from a higher cost of ingredients, other raw materials and packaging materials could affect the affordability of our products and reduce sales.

An increase in the cost, a sustained interruption in the supply, or a shortage of some of these ingredients, other raw materials, or packaging materials and containers that may be caused by a deterioration of our relationships with suppliers; by supplier quality and reliability issues; or by events such as natural disasters, power outages, labor strikes, political uncertainties or governmental instability, or the like, could negatively impact our net revenues and profits.

Unfavorable general economic conditions in the United States could negatively impact our financial performance.

Unfavorable general economic conditions, such as a recession or economic slowdown, in the United States could negatively affect the affordability of, and consumer demand for, our products in the United States. Under difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of our products or by shifting away from our beverages to lower-priced products offered by other companies. Consumers may also cease purchasing bottled water and consume tap water. Lower consumer demand for our products in the United States could reduce our profitability.

Adverse weather conditions could reduce the demand for our products.

The sales of our products are influenced to some extent by weather conditions in the markets in which we operate. Unusually cold or rainy weather during the summer months may have a temporary effect on the demand for our products and contribute to lower sales, which could have an adverse effect on our results of operations for such periods.

Our business could be adversely affected by the effects of health epidemics, including the global COVID-19 pandemic.

In December 2019, a novel strain of coronavirus was reported in China. Since then, the novel corona virus, SARS-COV2, has spread globally including across North America and the United States. The spread of SARS-COV2 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of the diseases caused by SARS-COV2, termed "COVID-19", as a "pandemic," or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

We caution that our business could be materially and adversely affected by the risks, or the public perception of the risks, related to future outbreaks of variants of SARS-COV2 and other similar viruses. Although retailers which carry our products may be considered essential businesses and therefore be allowed to remain operational, they may experience significantly reduced demand. The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places, including retail properties, and could cause temporary or long-term disruptions in our supply chains and/or delays in the delivery of our inventory to our customers. Further, such risks could also adversely affect retail customers' financial condition, resulting in reduced spending on our products, some of which are marketed as premium products. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if our employees or the employees of our sourcing partners who cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our co-packing facilities or operations of our sourcing partners.

The spread of SARS-COV2, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 health crisis may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business prospects.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and financial performance will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, changes to the regulatory regimes under which we operate, the effectiveness of actions taken in United States and other countries to contain and treat the disease and whether the United States and additional countries are required to move to complete lock-down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

Our business is sensitive to public perception. If any product proves to be harmful to consumers or if scientific studies provide unfavorable findings regarding their safety or effectiveness, then our image in the marketplace would be negatively impacted.

Our results of operations may be significantly affected by the public's perception of our company and similar companies. Our business could be adversely affected if any of our products or similar products distributed by other companies proves to be harmful to consumers or if scientific studies provide unfavorable findings regarding the safety or effectiveness of our products or any similar products. If our products suffer from negative consumer perception, it is likely to adversely affect our business and results of operations.

Consumers may have preconceptions about the health benefits of alkaline water; such health benefits are not guaranteed or proven.

Health benefits of alkaline water are not guaranteed and have not been proven. Although we do not market our products as having any potential health benefits, there is a consumer perception that drinking alkaline water has beneficial health effects. Consequently, negative changes in consumers' perception of the benefits of alkaline water or negative publicity surrounding alkaline water may result in loss of market share or potential market share and hence, loss of your investment. We are also prohibited from touting unconfirmed health benefits in our advertising and promotional activities for the products, both directly and indirectly through claims made by third-party endorsers when those endorsers have a material connection to our company.

The operation of the Company and bottling of certain of the Company's products requires, and any additional products and services that may be developed in the future may require, technology and intellectual property rights.

The ability of the Company to bottle certain of the Company's products depends on technology and intellectual property rights that the Company has licensed from a licensor. This licensor is the exclusive provider of the handle preform BottleOne patented technology to manufacture one gallon and half gallon Polyethylene Terephthalate (PET) preforms, which the Company will use in its closed-loop recycling system that we plan to develop for local residents. Our use of PET1 recyclate using BottleOne patented technology is central to our business plans as 100% recyclable (RPET) commands a market premium and can be sold to other producers to cover recycling costs for our bottles.   If for any reason our licensor were unable to provide or were to fail to provide the above-referenced preforms as required for the execution of the Company's business plans, it would have a material adverse effect on the Company's operations and financial conditions.

The Company's Board of Directors will have broad discretion in determining dividend payments and said dividends may detract from the capital the Company could otherwise deploy to improve its business.

The Company's Board of Directors may, out of funds lawfully available therefor, declare dividends to be distributed to the shareholders of the Company. Any capital used to pay dividends detracts from the capital available for the Company to deploy in developing its business. Diverting the funds from the Company's operations may put the Company at a significant disadvantage in comparison to its competitors who do not make similar dividend payments. This disadvantage may have an adverse impact on the operations and financial conditions of the Company.

Management may participate in other business ventures and, as a result, may have limited time to devote to our business or may compete with the Company.

Management of the Company may participate in other business ventures. As a result of such participation, Management anticipates devoting a portion of their time per month to such other business ventures. Moreover, such outside business ventures may at times compete directly with the Company or result in conflicts of interest in the future.

The Company's business is subject to complex and evolving U.S. and foreign laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.

The Company will be subject to a variety of laws and regulations in the United States and abroad that involve matters central to its business. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain.

The Company plans to use commercially reasonable efforts to adopt policies and procedures designed to comply with applicable laws. The growth of our business may increase the potential of violating these laws or its internal policies and procedures. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert Management's attention from the operation of its business. If the Company's operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines; we could be required to refund payments received by us; and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of our products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

A variety of laws and regulations in the United States and abroad also apply to dairy producers. Any changes in these laws and regulations that increase expenses or otherwise negatively impact dairy producers may also have an adverse impact on our business prospects and result in a decrease in our revenues.

Operational risks, such as misconduct and errors of our employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm.

Operational risks, such as misconduct and errors of the Company's employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm. The Company's employees and agents could engage in misconduct which may include conducting in and concealing unauthorized activities, improper use, or unauthorized disclosure of confidential information. It is not always possible to deter misconduct by the Company's employees, and the precautions the Company takes to prevent and detect this activity may not be effective in all cases. The Company's ability to detect and prevent errors or misconduct by entities with which we do business may be even more limited. Such misconduct could subject the Company to financial losses or regulatory sanctions and materially harm our reputation, financial condition, and operating results.

We rely on trade secrets, unpatented proprietary know-how and continuing technological innovation, which we seek to protect with confidentiality agreements with employees, consultants and others with whom we discuss our business.

We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees and current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. These individuals may breach these confidentiality agreements and our remedies may not be adequate to enforce these agreements. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of these agreements, and these disputes may not be resolved in our favor. Furthermore, our competitors may independently develop trade secrets and proprietary technology similar to ours.

If our intellectual property rights are not adequately protected, we may be unable to keep other companies from competing directly with us, which could result in a decrease in our market share.

Policing the unauthorized use of proprietary rights is difficult and time-consuming. The Company cannot guarantee that no harm or threat will be made to our intellectual property and licensed intellectual property relating to BottleOne technology used in certain of our bottles. We will not have the right to take legal action against third parties for infringements of the intellectual property rights that we are licensing for the bottling of our products using BottleOne technology. We will have no claim to proceeds of any action brought by the licensor of the BottleOne technology against any third-party. We will have no control or input in any enforcement action, nor will we be able to force the licensor to pursue any such action even if their failure to do so has a materially adverse impact on our business. If a third party infringes on the BottleOne technology or any intellectual property thereto and the licensor fails to pursue legal action against them (or pursues such an action and is unsuccessful), we may be unable to execute our business plans, and investors may lose some or all their investment.

If the BottleOne technology and/or related intellectual property becomes subject to an infringement claim, we may lose our rights to the technology in the licensor's discretion.

If the BottleOne intellectual property becomes subject to an infringement claim, the licensor may lose its rights, and we would lose our access to BottleOne technology preforms which may have an adverse effect on our business. If the licensor decides to terminate the license agreement for the BottleOne technology in the event of a claim that BottleOne technology infringes upon the intellectual property of a third-party, we would likely not be able to continue our business as planned since our core products depend on BottleOne technology.

We may implement a product recall or voluntary market withdrawal due to product defects or product enhancements and modifications, which would significantly increase our costs.

The manufacturing and marketing of products involves an inherent risk that our products may prove to be defective. In that event, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority. A recall of one of our products, or a similar product manufactured by another manufacturer, could impair sales of the products we market as a result of confusion concerning the scope of the recall.

Acquisitions that we consummate could disrupt our business and harm our financial condition.

In the future, we may evaluate potential strategic acquisitions of complementary businesses, products or technologies. We may not be able to identify appropriate acquisition candidates or successfully negotiate, finance or integrate any businesses, products or technologies that we acquire. Furthermore, the integration of any acquisition may divert Management's time and resources from our core business. While we, from time to time, evaluate potential acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any acquisitions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Business Purpose

StarWalker Industries, Inc.'s (SWI) purpose is to reduce the amount of plastic that is being dumped in landfills and to build a sustainable closed-loop bottled water recycling plant. SWI believes water should be bottled, consumed and recycled in local communities. Our StarWalker System manufactures, distributes, and recycles locally sourced bottled water cleanly and safely.

SWI founder David M. Walker, Esq., a black engineer and business attorney, has discovered a way to use manufacturing technology to provide localized bottled water by building a highly efficient, micro bottled water plant that helps to reduce the planet's carbon footprint. Furthermore, Mr. Walker believes if citizens are incentivized to return our proprietary BottleOne 100% recyclable plastic water bottles, then the community creates a closed loop bottled water recycling system and controls their water resource.

SWI is seeking crowdfunding investors to: (i) build a StarWalker System in Atlanta, Georgia; and (ii) increase the growth of its current bottled water brands.

The four (4) driving factors for the building of our StarWalker System are:

(1) the cost efficiency of proprietary water bottling technology
(2) the increasing consumption and need for bottled water
(3) the trend for local initiatives by local citizens
(4) establishing a manufacturing commitment to closed-loop recycling

Business Plan

The Business Plan for SWI is provided in Exhibit A of this Form C-AR.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
David M. Walker	Founder, Chief Executive Officer, Treasurer, Secretary and Sole Director	See Exhibit B for employment history.	See Exhibit B for education background.
Char Ross	Chief Marketing Officer	See Exhibit B for employment history.	See Exhibit B for education background.
Greg Kershner	Chief Engineer	See Exhibit B for employment history.	See Exhibit B for education background.
Andrew Levy	Chief Financial Officer	See Exhibit B for employment history.	See Exhibit B for education background.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 1 employee located in Georgia, USA.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	3,510,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of the Company's Common Stock have the power to elect the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Note (1st Tranche Convertible Debt)(WeFunder)
Amount Outstanding	$190,545
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Valuation Cap is $25,000,000. Discount Rate is 90%. Interest rate is 8%. Convertible Notes convert into equity upon a Qualified Financing (as defined in the Convertible Notes). Maturity date is 24 months following the effective date.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Convertible Notes or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Credit Card
Creditor	Bank of America
Amount Outstanding	$22,000.00
Interest Rate and Amortization Schedule	Variable
Description of Collateral	None.
Other Material Terms	N/A
Maturity Date	N/A

Type	Shareholder Loan
Creditor	David M. Walker
Amount Outstanding	$127,829.87
Interest Rate and Amortization Schedule	Applicable Federal Rate
Description of Collateral	Unsecured.
Other Material Terms	Founder loan
Maturity Date	N/A

Type	Economic Injury Disaster Loan (EIDL)
Creditor	Small Business Administration (SBA)
Amount Outstanding	$77,120.00
Interest Rate and Amortization Schedule	6%
Description of Collateral	Business Assets
Other Material Terms	N/A
Maturity Date	September 2050

Type	Affiliates Loan

Creditor	Law Offices of David M Walker, Esq LLC
Amount Outstanding	$45,000
Interest Rate and Amortization Schedule	Applicable Federal Rate
Description of Collateral	Unsecured
Other Material Terms	N/A
Maturity Date	N/A

See the section titled "*Outstanding Options, Safes, Convertible Notes, Warrants*" for information regarding debt in the form of Convertible Notes.

The total amount of outstanding debt of the Company is **$271,949.87**.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
David M. Walker	3,510,000 Shares of Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Information

Total Income	Taxable Income	Total Tax
$20,053.00	$-207,537.00	$0

Operations

StarWalker Industries, Inc. operates to maximize shareholder value. To that end, the Company owns a distribution company by the name of Positivity Alkaline Water, LLC ("Positivity"). Positivity has at least twice its revenue for the last 3 years and is in position to grab more market share and potentially by acquired. Therefore, a majority of SWI current business model is to continue to fund and support the business operations of Positivity Alkaline Water. The Company is looking for additional capital from shareholders and third-party investors.

Liquidity and Capital Resources

On September 24, 2021, the Company successfully funded and closed an offering pursuant to Regulation CF and raised $190,545.

The Company does not plan to make any material capital expenditures in the coming six months. The Company plans to make appropriate expenditures in the future consistent with its planned growth and expansion.

Material Changes and Other Information

Trends and Uncertainties

Since the financial statements, we have significantly reduced the number of independent contractors working for the Company, therefore reducing company expenses. However, with limited personnel the Company risks being inefficient from an operating point of view.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit C. Management is also providing a management report attached hereto as Exhibit D for the period January 1, 2022 through April 30, 2022, reflecting results of business operations.

We are in the middle of a global economic downturn, and the current inflation creates new challenges for startup development stage companies. The Company's operations and prospects are subject to these challenges and the negative impact of the global economic challenges that may negatively impact the Company for the indefinite future.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes (WeFunder)	$190,545 5	5	Marketing and Advertising; Trade Shows Staff; Public Relations; Professional Fee; Operations; Accounts Receivable Factoring	June 4, 2021 through October 15, 2021	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Founder, David M. Walker, and his law firm, Law Offices of David M. Walker, Esq. LLC have loaned the Company funds in the amount of **$172,829.87** since its formation. These loans shall be repaid at a time in which the Company has enough assets and revenue to support a repayment.

OTHER INFORMATION

The Company has not complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past and upon filing this Form C-AR will have met ongoing reporting requirements.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ David M. Walker
_____
(Signature)

David M. Walker
_____
(Name)

Chief Executive Officer and Sole Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ David M. Walker
_____
(Signature)

David M. Walker
_____
(Name)

Chief Executive Officer and Sole Director
_____
(Title)

January 9, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Business Plan

(see attached)



StarWalker™ INDUSTRIES

Equity Crowdfunding Business Plan

This is not a rendering of StarWalker Industries

positivity® ALKALINE WATER pH 9.5+

Integrity® Water

Table of Contents

12. Use of Funds. The amount needed to fund the equity portion of the StarWalker System and working capital is $3.75M. The amount needed to fund the working capital for StarWalker Distribution is $500,000. The total amount needed to pay for the StarWalker

A Message from the Founder



David M. Walker, Esq.

Thank you for reading our business plan. This is our plan to change bottled water production and recycling in the black community.

I am a business attorney that works exclusively for start-up and small business owners to help them start a business, buy a business, sell a business and to raise capital. I love working with entrepreneurs and have been doing so since 1998. Before I became a business attorney, I graduated with a Bachelor of Science in Mechanical Engineering degree from the University of Michigan in 1995.

Ever since I walked into my first bottled water plant with a client, I have been on a mission to build an efficient bottled water production and recycling facility for black communities. Now is the time, and StarWalker Industries is looking for investors to start this journey with us.

David M. Walker, Esq.
Chief Executive Officer
StarWalker Industries
Founded 2014

SWI v5 (042821)

A CASE STUDY IN CROWDFUNDING

GREEN BAY PACKERS:

"In many ways, crowdfunding is comparable to people's investment in sports teams. People get invested in sports because it promotes a feeling of camaraderie, a feeling that is duplicated in many ways in the crowdfunding space."

"Since its founding in 1923, the Green Bay Packers have been owned by the public. But the stock has become more than a source of pride amongst people in Green Bay. In 1997 and 2011 the Packers had stock offerings which quickly sold out. The franchise used that money to make improvements to Lambeau Field, one of the most storied football stadiums in the NFL."

"So why are people buying the stock? Simply put, it is cool to own an NFL team. The money doesn't really matter. It also won't come as much of a surprise to learn that the Green Bay investors were mostly concentrated in one geographical area: Green Bay, Wisconsin. The local support for the local football team is just another example of how all investors like to invest locally – especially if there's a chance for a **Super Bowl trophy**."

- *Equity Crowdfunding – Transforming Customers into Loyal Owners*,
Jonathan Frutkin, 2013

I.   What does StarWalker Industries do?

StarWalker Industries (SWI) is a bottled water distribution, manufacturing, and recycling company. SWI sells truckloads of bottled water and is building a state-of-the-art bottled water production and recycling system in Atlanta, GA.



1. Purpose.

StarWalker Industries, Inc. (SWI) purpose is to reduce the amount of plastic being dumped in landfills and to build a sustainable closed-loop bottled water recycling plant. SWI believes water should be bottled, consumed, and recycled in local communities. We have developed a system that manufactures, distributes, and recycles locally sourced bottled water cleanly and safely.

SWI's founder David M. Walker, Esq., is an engineer and business attorney who discovered a way to use manufacturing technology to provide localized bottled water by building a highly efficient, micro bottled water plant that helps to reduce the planet's carbon footprint. Furthermore, Mr. Walker believes if citizens are incentivized to return SWI's proprietary BottleOne 100% recyclable plastic water bottles, then the community creates a closed loop bottled water recycling system and controls their water resource.

SWI is seeking crowdfunding investors to: (i) build a StarWalker System in Atlanta, Georgia by Spring 2022; and (ii) increase the growth of its current bottled water brands.

1.1 The four (4) driving factors for the building of our StarWalker System are:

(1) the cost efficiency of proprietary water bottling technology
(2) the increasing consumption and need for bottled water
(3) the trend for local initiatives by local citizens
(4) establishing a manufacturing commitment to closed-loop recycling

1.1.1 Cost Effective Proprietary Technology.

SWI partnered with world renowned engineers to develop a state-of-the-art, efficient bottling water plant that will produce 32 million 96oz 100% recyclable bottles per year. This capacity will be enough to supply about 40,000 households annually. The micro bottling plant is being built using a small 50,000 sq ft footprint with proprietary bottling process to produce our proprietary BottleOne bottle that are 100% recyclable PET1 - the highest quality of recyclable plastic. SWI will also pay a 25¢ bottle return as a cash incentive for the local residents to return our BottleOne bottles to our closed loop recycling facility. *These projections are not guaranteed*

1.1.2 Increased Bottled Water Consumption.

In 2016, bottled water passed carbonated beverages in consumption per person. Purified water, which is made through the process of reverse osmosis of municipal water, is the top selling water type and is mostly done under private label production. The need for bottled water is constantly increasing and the supply must also increase to match its demand.

Due to the increase in demand, SWI needs its own water bottling plant to increase the reach of its current brands and remain competitive in the local distribution market. Without a plant, SWI must rely on co-packers for inventory and growth. A new plant will allow SWI to competitively bid on Request For Proposals (RFP) as a minority-owner water bottling company.

1.1.3 Local Initiatives by Local Citizens.

SWI believes bottled water will go the way of craft beer. Once the public understands that the process of filtering municipal water through reverse osmosis can be done anywhere, they will conclude that it makes sense to produce bottled water locally – no different than craft beer. Once citizens have a clean, safe, and reliable bottled water facility in their community, they will (i) see the immediate cost savings; and (ii) appreciate the value in receiving cash incentives for returning our 100% recyclable BottleOne bottles.

In fact, on February 15, 2021, the City Council for the City of Atlanta passed a resolution to explore the feasibility of building its own bottled water plant.

https://www.ajc.com/news/atlanta-news/atlanta-considers-creating-its-own-bottling-business-to-employ-water-boys/C2PUJM4NU5FWJB7A4G6GWIPJZA/

1.1.4 Manufacturing Commitment to Closed-Loop Recycling.

As part of the initiative to produce a 96oz (¾ Gallon) drinking water bottle for local communities, we have an opportunity to install an unprecedented, sustainable closed-loop recycling systems for local-residents. This closed-loop process consists of a 25¢ return as a cash incentive for the return of our BottleOne bottles. This process ensures the collection of "clean" (not from the curbside, mixed stream) PET1 recyclate for use in the manufacturing of preforms (plastic that is blown out and filled with water). "Clean" 100% recyclable (RPET) commands a market premium and can be sold to other producers to cover recycling costs for our bottles.

2. History.

Formed in 2014, SWI began on the principle that bottled water can be produced in an eco-friendly way if the bottling is done in a trustworthy manner. Since that time, SWI has grown its bottled water distribution sales and strategically positioned itself to build a state-of-the-art manufacturing plants and recycling center.

2.1 Beginning.



Our founder began his journey by spending time with bottled water manufacturers to understand the business. Understanding that bottled water manufacturing cannot exist without distribution, our founder entered into a series of co-packing arrangements with bottled water manufacturers beginning in 2015. Since that time, SWI has established two (2) national brands: Positivity Alkaline Water® and Integrity® Purified and Spring Water.

2.2 Present.



SWI offers numerous bottled water types and sizes to national distributors in truckload quantities. In addition, SWI sells its own branded water. Positivity Alkaline Water® is pH 9.5+ water in a Grab-N-Go 700mL bottled with a sports cap. Integrity® Purified Water and Integrity® Spring Water is sold in 500mL bottles with 24 in a pack.

To date, SWI has sold over 500,000 cases of water. Selling water is not easy, especially selling truckload orders. Ultimately, bottled water is manufactured and shipped directly to the distributor customer, but the margins are slim. To be more competitive and control its own brands and inventory by using cost controlling as a prime feature of manufacturing, SWI needs to build its own bottled water plant.

2.3 Future.



Under the tradename StarWalker Systems, SWI is working with bottled water engineers in building a closed-looped, micro bottled water plant to produce 100% recyclable bottled water locally and offer incentivized reverse vending (cash) to collect the bottles. The returned bottles will be put through a grinder and melted into plastic pellets to one day make another water bottle. All of the collection process will be done on a local level by the local community.

3. Management.

3.1 Culture.

SWI's culture is based on our two brands: Integrity and Positivity.







Integrity comes in many forms, but the most important are the traits expected in the workplace: dependability, honesty, loyalty, and good judgment. Integrity is of utmost importance as it fosters a positive workplace culture for open communication, sound decision making, provides a strong moral compass to guide all decisions, actions, and reactions.

A positive attitude helps management and staff to cope more easily with the daily affairs of life. It brings optimism, eliminates negative thinking, and makes it easier to avoid worrying. SWI believes when our team adopts positivity as a way of life, it brings constructive changes into their life, makes them happier, brighter, and more successful. We know work can get hectic, but we remind that keeping a positive mindset helps to bring balance to the workflow. The ability to take a deep breath, collect your thoughts, and calmly execute is key to the company's success, growth, and longevity.

3.2 Executive Team.


Executive Team
Chief Executive Officer
David M. Walker
Legal Counsel
Bernard Coleman
Chief Financial Officer
Andrew Levy
Chief Marketing Officer
Char Ross
Chief Logistics Officer
Jada Collins
Chief Engineer
Gregory Kershner

3.2.1. Chief Executive Officer.


LAKE /RIVER/STREAM
FRESH WATER SOURCE

David M. Walker, Esq., Chief Executive Officer, is a practicing business attorney since 1998, and formed his own firm, Law Offices of David M. Walker, Esq. LLC, in November 2008. From January 2007 until launching his law firm, Mr. Walker served as legal counsel to Handprint Strategy Group, LLC, a professional consulting firm offering services in corporate strategic planning, government relations and real estate development.

Before going into private practice in 2008, Mr. Walker served as Corporate Counsel for Celsia Technologies, Inc., a publicly traded company that specializes in the use of nanotechnology to cool electronic components, from August 2005 to January 2007. At Celsia, he managed all legal affairs, including (i) advising executive management and the board of directors on critical legal and business issues, (ii) negotiating and preparing licensing and manufacturing agreements, (iii) managing the international patent portfolio, (iv) coordinating the issuance of shares and options under the employee stock option plan, (v) compliance with SEC filings, (vi) maintaining corporate governance in accordance with Sarbanes-Oxley, (vii) reviewing press releases and

shareholder correspondence, and (viii) supervising outside law firms in the US, United Kingdom, and South Korea.

Prior to Celsia, Mr. Walker was President and Corporate Counsel for Hansen Gray & Company, Inc., a venture capital firm in Atlanta, GA focused on hi-tech investments, from July 2004 to August 2005 where he was responsible for all critical business decisions and all legal matters, including (i) reducing the legal budget, (ii) preparing investor presentation materials and private placement memorandums, (iii) preparing due diligence data rooms for corporate investments, (iv) negotiating preferred equity and mezzanine financing term sheets and execution documents, and (v) managing the day to day operations of the Company.

As President of Hansen Gray, he was instrumental in structuring a transaction in which Celsia raised over $20 million in preferred private equity and became a US public company through a reverse merger with its United Kingdom parent.



From 1998 to 2004, Mr. Walker was a corporate attorney for Bodman LLP in Detroit, Michigan, where he was involved in general corporate legal matters including mergers, acquisitions, divestitures, financing transactions, negotiating, and drafting contracts, and private placements of securities.

Mr. Walker is also an NFL contract advisor (agent) certified by the National Football League Players Association in October 2018.

He served as board member of Wesley International Academy, Atlanta, Georgia from 2009 to 2016. Wesley International Academy is an accredited International Baccalaureate (IB) World Programme School, serving more than 750 students. Students receive daily lessons in Mandarin Chinese and select middle school students experience a summer immersion program at Nanjing University in Nanjing, China.

Mr. Walker received a Bachelor of Science in Mechanical Engineering from the University of Michigan and his Juris Doctorate from the University of Detroit-

Mercy School of Law. He is licensed to practice law in the states of Georgia and Michigan. He is married to Cheryl Walker, and has four (4) daughters, the oldest of which attends Stanford University.

3.2.2. Chief Engineer.



Greg Kershner is an entrepreneur and owner of Inter-Tech, Ltd. (ITL), an engineering firm specializing in providing manufacturing solutions for the food and beverage industries.

With over 30 years of experience, Mr. Kershner and his firm have been involved in the design, development, and installation of over 1,500 projects throughout the world. From design and installation of new production facilities to modifications within existing plants, the ITL team delivers innovative, efficient, and cost-effective solutions.

ITL's unique cost model and experience capturing hidden costs, differentiates InterTech from any other firm in the industry. ITL has a long history of producing efficient production facilities, incorporating future growth plans, and providing substantial cost reductions.

Mr. Kershner has served as a fundraising board member to Children's Healthcare of Atlanta and continues to support this organization in various roles. He remains active within his children's schools having served in various executive positions within the Parent Teachers Association. He is active within his church and served as a children's leader at Bible Study Fellowship for over fifteen years.

Greg received a Bachelor of Science in Mechanical Engineering from the Georgia Institute of Technology. While at Georgia Tech, Greg participated in the co-operative program working as a student engineer with Proctor and Gamble.

3.2.3. Legal Counsel.



A cum laude graduate of Harvard College and graduate of the University of Virginia School of Law, Attorney Bernard H. Coleman, Jr. has practiced 17 years with some of Atlanta's top law firms, including as a Partner in the Corporate and Securities Practice Groups of Morris, Manning & Martin and Womble Carlyle Sandridge & Rice. where he served as legal counsel to entrepreneurs and fast-growth middle market companies in a variety of industries including, manufacturing and distribution, technology, franchising, personal care, staffing, hospitality, and entertainment.

In 2013, Attorney Coleman decided to branch out to create The Coleman Law Firm so that he could better serve a wider range of entrepreneurs and growth companies in advising them through every aspect of organizing, financing, growing, acquiring and selling a business, including, corporate finance (start-up, crowdfunding, venture capital and debt financing), complex state and federal regulatory issues relating to state and federal securities laws and corporate governance matters. Attorney Coleman has closed business transactions for clients totaling over $1 Billion Dollars during the course of his legal career.

3.2.4. Chief Financial Officer.



Andrew Levy has been the Chief Financial Officer and Controller for numerous small and medium-sized businesses in manufacturing/distribution, service, and technology industries for the past 22 years. He formed RockRidge Financial Services, LLC, a business advisory and public accounting firm in 2006 to cater to the accounting/finance/tax needs of his client companies.

Mr. Levy has years of experience in working in the financial services industry with SunTrust Banks, Inc., in the credit and internal audit divisions of the bank. Mr. Levy has sat on Advisory Boards for both profit and not for profit companies as well as on the Strategic Advisory Board of PayPal.

Mr. Levy's experience is not only in determining the proper financial structure of a complex transaction, but in working with the investor community and lenders to best manage the expectations and working relationships with all parties. Operationally, Mr. Levy has developed, implemented, and improved accounting systems for his client companies as well as installed proper financial and operational controls to best manage the business.

Mr. Levy received his Bachelor of Arts from Franklin and Marshall College in Lancaster, Pennsylvania, and his Master of Business Administration from the University of Connecticut in Accounting and Finance. Andrew is a certified public accountant and certified bank auditor. He is a current member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants.

3.2.5. Chief Marketing Officer.

Char Ross, Chief Marketing Officer, is the founder of iBrand & Design, a division of it's By DeZign LLC, a graphic design and branding company located in Atlanta GA. Early in her career, Ms. Ross worked for a New York based advertising & marketing agency handling national accounts such as McDonald's.



After relocating to the South, she held several corporate positions working for Bank Atlantic, Georgia Pacific, First Data Corporation, Arthur Andersen and Resolution Trust Corporation as a Business Systems and Financial Analyst over for over 2 decades. Ms. Ross was instrumental in creating workflow automation and writing computer programs using C++, Java, and Lotus Notes to streamline team collaboration and financial reconciliation.

In 2001, she realized her true calling was her childhood passion of designing and creating visuals. The transition from analyst to brand strategist was quite natural as it tied her twin abilities together in creating dynamic visual brand identities and seamlessly producing collateral to increase client's brand equity.

Her role at SWI perfectly fits her passion as an entrepreneur, expertise in manufactured products and creative instincts to expand, maintain and grow the company.

3.2.6. Chief Logistics Officer.



Jada Collins, Chief Logistics Office, is a forward-thinking team player, having earned a Bachelor's in Mass Communication with a focus in Strategic Communication and a minor in International Studies. Due to her Strategic Communication background, Ms. Collins takes pride in her keen attention to detail, sound decision making and interpersonal skills. Ms. Collins' ultimate goal is to utilize her customer service and organizational skills, leadership ability, verbal communication proficiency, and professional writing experience to work as part of a collaborative team that fosters and maintains an expectation of excellence in service to its clients.

4. Corporate Structure.

4.1 Headquarters.

StarWalker Industries, Inc. is headquartered at 120 Interstate North Parkway, Suite 100, Atlanta, Georgia, 30339. Our warehouse is located at the same street address in the rear of the building - dock #105.


100
STARWALKER INDUSTRIES








POSITIVITY ALKALINE WATER
Every drop infused with positive electrolytes.
Each sip created to restore your pH balance.
People who drink Positivity Alkaline Water are looking to achieve:
Text your email address to:
(678) 310-3188
To pickup your FREE case
FRONTLINE WORKERS
Show your ID for 2 FREE Cases
@PositivityWater
Pay it FORWARD
#YouArePositive
Follow us
Leave a Review
Google

4.2 Legal Structure and Capitalization.

StarWalker Industries, Inc., a Delaware corporation (SWI), is the wholly owned parent of Positivity Alkaline Water, LLC, a Georgia limited liability company (PAW). PAW adopted the Positivity Alkaline Water 2020 Unit Option Plan and granted options under such plan, which are vested but not exercised. SWI is registered as foreign limited liability company in Georgia and maintains a City of Atlanta business license. David M. Walker, Esq. is the sole shareholder of SWI.

4.3 Minority Certification.

SWI is certified by the Georgia Minority Development Council (GMSDC) as a minority business. SWI is proud of its minority designation and supports black business owners. As a business attorney, our founder, David M. Walker, works to encourage all black Atlanta entrepreneurs to join GMSDC to access other black business owners and increase their circle of influence.

SWI believes black people will:

- invest in their own communities,
- build their own bottled water plants,
- buy their own products,
- drink their own bottled water,
- and return their own plastic bottles.

SWI is creating a closed-loop recycling process, by black people, that will positively change the planet. Now is the time to support the production and recycling of local bottled water in the black community.

5. Financial History.

5.1 Reviewed Financial Statements.

{Reviewed Financial Statements for the last 2 years will be posted on the Wefunder.com website}

5.2 Tax Status.

SWI is taxed as a C-Corporation and its calendar year ends December 31.

5.3 Financing History.

Since its formation, SWI has borrowed and repaid five (5) account receivable loans with four (4) different lenders.

Lender	Amount	Loan Date	Loan Payoff
Swift Capital	$25,000	8/4/2016	3/23/2017
Swift Capital	$25,000	3/23/2017	11/2/2017
LoanBuilder	$42,000	11/2/2017	11/2/2018
QuickBooks	$22,000	7/10/2019	1/10/2020
STIM Investments	$15,000	2/17/2020	8/1/2020

In addition, SWI has credit terms with three (3) manufacturers, and two (2) national freight companies.

6. Charitable Contributions.

SWI donates bottled water to each of the following charities: Atlanta Business League; Georgia Minority Supplier Development Council (GMSDC); Russell Center for Innovation and Entrepreneurship; The Atlanta Track Team (Dr. Kendra Taylor); Sisters By Choice - Fight Against Breast Cancer 5K Pink Ribbon Run/Walk; and American Cancer Society - Relay for Life.



Once a quarter, SWI offers local Atlanta residents and businesses free bottled water cases.



II. Why has StarWalker Industries been successful in the bottled water business?

StarWalker Industries is owned by a black business attorney and engineer who leads a team of positive people that brands bottled water and sells it by the truckload. SWI desires to expand its brands by building a closed-loop bottled water plant that collects its 100% Recyclable plastic bottles.

7. Bottled Water Market.

7.1 Research.

As predicted by Beverage Marketing Corporation in 2015, bottled water passed carbonated beverages in consumption per capita and became #1 in the beverage category. Purified water is now the top selling type of water and is mostly sold through private label brands. See Section 10.2.2.

2015 Beverage Marketing Corporation Projection



2019 Beverage Marketing Corporation Reality



SLIDES
The Shifting Beverage Landscape
Bottled water became the leading beverage catetgory in the U.S. on a volume basis in 2016, surpassing CSDs and widened its volume gap subsequently
• As CSDs continue to decline and bottled water continues to grow, the gap between the two categories is only likely to widen even more
• On a dollar basis, CSDs continue to be larger than bottled water, however
Projected Water & CSD Growth
Millions of Gallons
2013 – 2023P
Flavored Water
Enhanced Water
CSDs
10-Yr CAGR: -0.7%
Premium Retail PET Waters
Bulk, HOD, Vended, Sparkling, Imported Waters
20000
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
2013
2014
2015
2016P
2017
2018p
2019P
2020P
2021P
2022P
2023P
p: Preliminary; P: Projected
Source: Beverage Marketing Corporation
-27-
Copyright © 2018 Beverage Marketing Corp.

To capture the momentum in bottled water, SWI plans to build a state-of-the-art micro-bottled water plants beginning in 2022 (“StarWalker System”). Currently, SWI has a co-packing agreement with a bottled water manufacturer with 11 plants throughout the United States. SWI brands and sells water bottled by our co-packer partners by the truckload to distributors and large box stores. Our plans are to build a bottled water micro-plant in Atlanta that will efficiently generate 32M 96oz bottles serving over 200,000 families per year.

7.2 Competitors.

Our purified bottled water competitors are Nestle (Deer Park), Niagara, Coca-Cola (Dasani), and Pepsi (Aquafina). In the alkaline water category, our competitors are Essentia, Eternal, Evian, and AquaHydrate.

8. StarWalker Distribution.



8.1 History.

Before SWI designed the micro-bottled water plant to resolve the recycling problem, we developed our StarWalker Distribution (SWD) division to better understand the distribution process and customer service best practices. Our Distribution division consists of two (2) brands, Positivity Alkaline Water®, and Integrity® Purified and Spring Water that use micro-filtration and reverse osmosis in eco-friendly and BPA free bottles.

Our combined brands have averaged over USD $250,000 in annual revenue over the last three (3) years. As a result, SWI has developed solid relationships with bottled water manufacturers, distributors, and freight carriers which strengthened our capacity and delivery time on national truckload orders. SWI is proud to be the only bottled water company whose brands are associated with a state of being or mindset.



DJ Envy, The Breakfast Club



CitiTrends

8.2 Products.

Since 2014, SWI has developed two brands of water: Positivity Alkaline Water®
& Integrity® Purified and Spring Water; both are registered trademarks.

 

www.PositivityWater.com   www.IntegrityBottledWater.com

8.2.1 Positivity Alkaline Water.



#ThinkPositive
#DrinkPositivity
POSITIVITY
ALKALINE WATER

8.2.1.1 Background.

Positivity Alkaline Water® (PAW) is a pH 9.5+ alkaline water in a Grab-N-Go 700mL bottle with sports cap in a 15-pack case that is distributed mostly in Atlanta, Texas, New York, and New Jersey. Alkaline water is a fast-growing industry with a low risk factor and great profit margin for food trucks, grocers, hospitality venues and other retailers. Positivity Alkaline Water® allows consumers to enjoy the refreshing taste of purified water infused with electrolytes for positively ***GREAT TASTE***.



Think Positive.
Drink Positivity.
Neutral
Good Health
9.5+
High pH
7
8
9
10
POSITIVITY
ALKALINE WATER

8.2.1.2 Mission.

The Positivity Alkaline Water® brand's mission is to ***Provide Positivity to Positive People*** by exhibiting our core values of positivity, integrity, communication, courage, passion, selflessness, innovation, and inclusion all geared towards making a cultural impact with the people we contact.

8.2.1.3 Target Market.



Our primary target market are water consumers that are looking for the benefits of alkaline water and enjoy an on-the-go sports bottle. Currently, we primarily supply our 15-pack case direct to consumers through CitiTrends, Atlanta Airport, Omni Hotel at CNN Center, and on-line orders using the Shopify ecommerce platform. Our desired markets are national distributors, convenience and box stores throughout the United States, Canada & Mexico. Additionally, because of the high pH 9.5+ alkaline level, partnerships with natural and health food stores will allow us to saturate health-conscious consumers who enjoy a healthy, active lifestyle and understand the benefits of an alkaline diet.

8.2.1.4 Target Audience.

Our target audience is the same people that influenced the brand: African Americans with an average age of 25 – 54. People who are into health, fitness and battling illnesses are looking to have a more alkaline diet which is enhanced by adding our pH 9.5+ alkaline water. From sports moms, casual sports enthusiast, little league coaches to professional athletes and coaches, whether before, after and during intensive workouts, everyone is looking to maintain maximum hydration. Sports teams and players are drawn to the packaging and ease of consumption with the grab-n-go bottle with sports cap.



People who drink Positivity Alkaline Water are looking to achieve:

➢ Hydration
➢ Increased Body pH
➢ Higher Energy Levels
➢ Digestive Health
➢ Detoxification
➢ Weight Loss
➢ Cholesterol Reduction



8.2.2 Integrity Purified & Spring Water.

www.integritybottledwater.com





Integrity
Water
PURIFIED WATER
CHOOSE INTEGRITY

8.2.2.1 Background.

Integrity® is purified and spring water bottled in .5L/ 24-pack case and is distributed mostly in the Midwest and Southeast United States.



Integrity
Water

8.2.2.2 Mission.

Integrity®'s mission is to promote active and healthy lifestyles. Integrity® was established on the principle that bottled water can be produced in an eco-friendly way if the bottling is done in a trustworthy manner.



If integrity could be bottled, it would look like water.
If it could be consumed, it would taste like water.
Pure. Essential. Good. Integrity is the choice that makes
you feel good and that you can feel good about.
For your active, healthy lifestyle… Choose Integrity!
~David M. Walker, President

8.2.2.3 Sales Sheet

For your active,
healthy lifestyle...
CHOOSE
Integrity
Water
INTEGRITY
16.9 OZ 24 PACK
PURIFIED WATER
CASE SPECS
Case Weight 27.7 lbs
Case Length 14.0"
Case Width 11.6"
Case Height 8.0"
Case Cube 0.752 c
PALLET SPECS
TI CS / layer 14 count
HI # Layers 6 count
Cases Per Pallet 84 count
Pallet Length 49.7"
Pallet Width 42.1"
Pallet Height 51.8"
Pallet Cube 62.723 c
TRUCK LOAD SPECS
Cases Per Truck 1,596 count
Pallets Per Truck 19 count
StarWalker
Industries LLC
If integrity could be bottled,
it would look like water.
If it could be consumed,
it would taste like water.
Pure. Essential. Good.
Integrity is the choice
that makes you feel good and
that you can feel good about.
Integrity
Water
PURIFIED WATER
.5 LITER (16.9 FL OZ)
Integrity
Water
PURIFIED WATER
CHOOSE INTEGRITY
ORDER NOW (404) 817-8704
www.StarWalkerIndustries.com
For pricing information email:
sales@StarWalkerIndustries.com







8.3 Available Products.

Below is a list of products StarWalker Distribution sells:



Brand	Product Description	Bottle Size	Pack size	Case Weight / Cases Per Pallet	Cases / Truck & Pallets / Truck
Positivity Alkaline Water	Alkaline pH 9.5 Sports Cap	700mL	15	24.54/68-pallet	1,768/26 pallets
Integrity Purified Water	Purified 16.9oz	0.50 L	24	27.7/84-pallet	1,596/19-pallets
Integrity Spring Water	Spring 16.9oz	0.50 L	24	27.7/84-pallet	1,596/19-pallets
MF-Glacier Clear	Purified 16.9oz	0.50 L	24	27.7/84-pallet	1,596/19-pallets
MF-Natures Crystal	Spring 16.9oz	0.50 L	24	27.7/84-pallet	1,596/19-pallets
MF-Natures Crystal	Spring 10oz	10oz	24	27.7/84-pallet	1,596/19-pallets
MF-Glacier Clear	Purified 10oz	10oz	24	27.7/84-pallet	1,596/19-pallets
MF-Glacier Clear	Purified Vending 20oz	20oz	24	32.70/60-pallet	1,320/22 pallets
MF-Glacier Clear	Purified 20oz	20oz	28	37.30/54-pallet	1,234/21 pallets
MF-Glacier Clear	Purified 1L	1L	15	35.1/65-pallet	1,235/19 pallets
MF-Glacier Clear	Distilled Gallon	1 Gallon	3	26.3/56-pallet	1,624/29-pallets
MF-Glacier Clear	Purified or Spring Gallon	1 Gallon	3	26.3/56-pallet	1,624/29-pallets

















positivity
ALKALINE WATER

GLENWOOD DRINKING WATER INGLEWOOD

NATURAL SPRING WATER NATURE'S CRYSTAL

glacier clear

KANDIYOHI Premium Water

NICOLET NATURAL

WATER JOE WATER + CAFFEINE

8.4 Co-Packing Plants.



SWI's manufacturers have the following plants across the United States:

- Atlanta, GA
- Pittsfield, MA
- Kentland, IN
- Allentown, PA
- Chippewa Falls, WI
- Las Vegas, NV

- Greenville, TN
- Douglas, GA
- Fort Worth, TX
- Quincy, IL
- Riverside, MO
- Jackson, MS

8.6 Distributors.

StarWalker Distribution has a series of relationships with two (2) national distribution foodservice Co-ops, UniPro and Legacy and our customers include Kohl Wholesale and Sysco.



8.7 Customers.

SWI has customers across the United States including in the Atlanta Hartsfield-Jackson airport, Omni Hotels, CitiTrends, and Federal Aviation Administration.



Hartsfield-Jackson
Atlanta International Airport

ATL NOW HAS POSITIVITY.
ATL-OWNED. Now available at:
CNN
OMNI HOTELS & RESORTS

$1.69

8.8 Logistics.

SWI offers truckload (TL) and less than truckload (LTL) from coast to coast in the United States with a series of trusted freight carriers.



STARWALKER INDUSTRIES
100% Returns

8.9 Merchandising.

SWI branded apparel can be purchased through our online store powered by Shopify ecommerce platform at www.PositivityWater.com.







POSITIVITY
ALKALINE WATER

POSITIVITY
ALKALINE WATER

POSITIVITY
ALKALINE WATER
Black Owned
SINCE 2017

8.10 Social Media Influencers.

We have engaged two (2) superstar Instagram influencers, @DJEnvy and @DJKayotik to promote Positivity Alkaline Water®, keeping our brand active among 2,000,000 Instagram followers. Not only do they live, drink and promote the brand, but each has an ownership interest in Positivity Alkaline Water, LLC.

 

8.10 Management.

SWI believes positive people create positive results, and our positive staff gravitates towards people and businesses that are positive.

  

David M. Walker, CEO   Char Ross, CMO   Jada Collins, CLO

9. StarWalker Distribution Growth Strategy.

9.1 Product Development.

SWI plans to increase available bottle sizes (SKU count) and produce a 100% Recyclable 96oz bottled for our purified and spring brands.

9.2 Personnel.

SWI is engaged with several contract personnel dedicated to the company's growth. At present, SWI is looking to hire at least two (2) employees to manage administration of the StarWalker Distribution brands and a salesperson to help expand sales of our Positivity Alkaline Water® and Integrity® brands, including warm leads received through website, existing customers, Co-op relationships, and social media platforms.



Patrick Wilson
Chief Lobbying Officer

9.3 Sales Strategy.

Our sales strategy has been to target the following channels:

- **Government Contracts**
- **Distributors**
- **Retail Grocers**
- **Box Stores**
- **Consumer Pickup and Delivery**

9.4 Marketing Strategy.

- **Tradeshows**
- **Emails**
- **Social Media**
- **Text Messaging**
- **Online Advertising**
- **Collateral**
- **Search Engine Optimization (Website)**



9.3 Distribution SWOT Analysis.

  

Strengths	Weakness
Manufacturing Relationships National Logistics On-Time Delivery Customer Service National Distribution Co-Op approved Minority Status Business Attorney CEO Trademarked Brands	Capitalization Brand Awareness Sales Staffing Packaging Sizes Local Residental Deliveries
Opportunities	**Threats**
Government Contracting Urban Retail Markets Airport & Hospitality Concessions Home and Office Delivery 5 Gallon Packaging Size	Plastics Regulations Natural Resource Regulations Growing Private Label Market Expanding Manufacturing Pandemic II (Natural Disasters)

  

 SWI v5 (042821)

10.0 StarWalker Systems



10.1 History.

Since StarWalker Industries was founded in 2014, we have been working towards bottling water with integrity. We started by building a distribution network of branded bottled water while we worked with engineers to design a bottled water plant that will not only be efficient, but also have a commitment to recapture recycling.

Now we are offering a low volume bottled water manufacturing plant that will allow communities to bottle their own water using the lowest amount of 100% Recyclable resin. Municipalities and communities will then be able to offer recycling incentives to local residents and increase awareness of the regional initiatives through branded labeling.



Every tier-one beverage brand in the world has promised to increase recycled content in their single serve containers, however, all struggle to get a regular supply of 100% Recyclable material. Our solution is to capture and direct the supply of "clean" 100% Recyclable material in the StarWalker System. Closed loop recycling is a powerful tool to accomplish this goal. Since recycling codes other than PET1 have limited, if any, demand they will not be part of StarWalker System's sustainability loop.

10.2 Bottled Water Manufacturing.

10.2.1 Production.

All bottled water products — whether from groundwater or public water sources — are produced utilizing a multi-barrier approach.

That multi-barrier approach helps protect everything from source to finished product, including storage, production, and transportation equipment to possible harmful contamination. Many of the steps in a multi-barrier system are effective in safeguarding bottled water from microbiological and other contamination.



Measures in a multi-barrier approach may include one or more of the following: source protection, source monitoring, reverse osmosis, distillation, micro-filtration, carbon filtration, ozonation, and ultraviolet (UV) light.

Bottled water is comprehensively regulated by the U.S. Food and Drug Administration (FDA) as a packaged food product, and it provides a consistently safe and reliable source of drinking water. Tap water is regulated by the U.S. Environmental Protection Agency (EPA). By federal law, the FDA regulations governing the safety and quality of bottled water are as stringent as the EPA standards for tap water. And, in some very important cases like lead, bottled water regulations are substantially more stringent.

FDA regulations governing bottled water are available at www.accessdata.fda.gov

On a gallon-for-gallon basis, bottled water is tested up to 36 times more frequently than tap water for nearly all the same contaminants.

With regards to daily testing, there are subtle differences between testing at a bottled water plant and a public water system (PWS) treatment plant. Bottled water facilities use water from protected underground sources, such as springs or artesian aquifers, as well as from PWS. Both bottled water and PWS plants typically test more frequently than the minimum number of samples required each month by respective FDA and EPA regulations, often on an hourly basis.

The International Bottled Water Association provides extensive information about bottled water testing (www.bottledwater.org).



10.2.2 Market.

Domestic, non-sparkling water is the largest and strongest segment of the U.S. bottled water market.

In 2019, bottled water ranked as the largest beverage category by volume in the United States for the fourth consecutive year, following a remarkable, more than decades-long streak of vigorous growth.



Bottled water climbs, sugary drinks decrease, 10 years in a row

Most of bottled water's growth relative to other beverages has come from people switching from carbonated soft drinks and fruit drinks to water (66% since 2006).

Nearly all Americans (91%) want bottled water to be available wherever other drinks are sold, found The Harris Poll.

If bottled water is not available, 74% said they would choose another packaged drink.*

Bottled water is the healthiest and uses the least plastic of all drinks packaged in 100% recyclable PET plastic.**

America's favorite drink ~ bottled water ~ outsold soft drinks for a fourth year in a row in 2019.

U.S. Consumption by Beverage Type 2006 - 2019

Source: Beverage Marketing Corporation, 2020

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Bottled Water	8,129.53	8,626.45	8,534.31	8,319.50	8,609.67	8,955.37	9,539.30	9,990.24	10,709.39	11,523.62	12,433.63	13,195.10	13,855.70	14,350.40
Soft Drinks	15,022.72	14,634.08	14,186.37	13,869.48	13,746.51	13,502.95	13,257.16	12,828.23	12,703.49	12,507.85	12,406.32	12,246.23	12,172.75	12,065.95
Fruit Beverages	4,007.84	3,810.56	3,690.11	3,606.60	3,559.72	3,439.92	3,297.28	3,234.63	3,144.48	3,111.10	3,123.73	3,000.38	2,935.74	2,861.04

* the other drinks were: soda (19%), coffee (9%), sparkling bottled water (7%), tea (7%), juice/fruit drinks (7%), sports drink (6%), flavored or sweetened sparkling or still bottled water (5%), functional water (5%), bottled tea (5%), energy drink (3%), and any other packaged drink (1%).
** PET plastic soda containers use 142% more plastic than bottled water containers (23.9g vs. 9.89g).

Source: Beverage Marketing Corporation, 2020

According to the Beverage Marketing Corporation (BMC), total bottled water volume grew from 13.8 billion gallons in 2018 to 14.4 billion gallons in 2019, an increase of nearly 4 percent. Apart from a couple of small reductions during the Great Recession years of 2008 and 2009, years when most other beverage categories also contracted due to the financial crisis, bottled water volume has increased every year from 1977 to 2019.



BOTTLED WATER CONSUMPTION MORE THAN DOUBLES IN 15 YEARS
CUTTING TRILLIONS OF CALORIES FROM AMERICAN DIETS

2000 ←———→ 2015

20 MORE GALLONS OF BOTTLED WATER CONSUMED*

15.6 FEWER GALLONS OF OTHER NON-ALCOHOLIC BEVERAGES CONSUMED*

*Per Person/Per Year

The sustained growth in per capita consumption indicates that consumers see bottled water as a healthy alternative to other packaged beverages. In 2019, per capita of bottled water consumption approached 44 gallons in 2019, while average intake of carbonated soft drinks dipped below 37 gallons. Consistent with that data, sales revenues for the U.S. bottled water market in 2019 were $19.4 billion in wholesale dollars, a 5.6% increase over the previous year.

Nearly all bottled water sold in the U.S. is sourced domestically. In fact, imported bottled water accounts for only 1.9% of the U.S. market. The vast majority bottled water companies in the U.S. are small, community-based companies using local water sources and distributing their products within an average radius of 300 miles from bottling facilities (www.bottledwater.org).



Global Bottled Water Market, Market Size, 2013-2021, Value, $ Billion

Source: The Business Research Company

10.3. Closed-Loop Recycling.

What is closed loop recycling? Closed loop recycling is the process by which a product is used, recycled, and then made into a new product — therefore never entering a landfill.



This type of recycling is very important as it offers the following benefits:

- **Reduces the use of virgin materials, preserving natural resources.**
- **Saves space in landfill for non-recyclables.**
- **Reduces pollution — creating materials from virgin resources is far more labor intensive and therefore produces far more emissions.**
- **Lessens the risk of harm to the environment.**
- **Lessens the risk of harm to wildlife.**

There are funds that invest in closed loop in every stage in the circular economy, for example, Closed Loop Partners (www.closedlooppartners.com).

SWI will invest in a recovery infrastructure to capture plastic waste by optimizing our plastic recovery facilities and using advanced recycling technologies, among others, to capture existing plastic waste.

According to Closed Loop Partners:


CIRCULAR ECONOMY
Circular economy
From Waste to Resources

Demand for recycled content is growing rapidly, with more than 250 brands and retailers in the U.S. committing to increase their use of recycled content in products and packaging. While 90% of plastic waste ends up in a landfill, incinerator, or worse, in our oceans and the environment, the current supply of recycled plastics meets just 6% of demand for the most common plastics in the US and Canada because of technical or market barriers. This highlights the significant gap between where we are and where we need to be.


US Plastics Packaging Material Flow through the Recycling Value Chain
Production
Collection*
Sorting
Manufacturing
Polyethylene Terephthalate (PET) Rigids 29%
High Density Polyethylene (HDPE) Rigids 23%
Polypropylene (PP) Rigids 13%
Polyethylene (PE) Films 32%
Polystyrene (PS) Rigids & EPS 4%
No Recycling Available 6%
Subscription Recycling Uptake 6%
Subscription Recycling No Uptake 13%
Automatic Curbside Recycling 50%
Community Drop-off Only 20%
Bottle Bill Redemption 2%
Retail Store Drop-off 1%
Commercial Direct Bale 3%
*includes consumers choosing to or not to participate in recycling options.
This diagram is intended to provide a conceptual visualization of the flow of plastic packaging in the United States. The underlying data is drawn from multiple sources, and when combined has a margin of error and should therefore only be used to indicate general directional flows rather than precise volumes.
Waste Disposal 82%
Mixed Paper Mills 3%
Polyethylene Terephthalate (PET) Rigids Reclaimer 8%
High Density Polyethylene (HDPE) Rigids Reclaimer 6%
Carton Mills <1%
Mixed Plastics 3%
Polyethylene (PE) Films Reclaimer 4%
New Products
Synthetic Fiber 3%
Film/Sheet 2%
Strapping 1%
Food & Beverage Bottles 1%
Non-Food Bottles 2%
Automotive <1%
Lumber/Decking 2%
Crates, Buckets, Pallets, Garden, Pipe,etc 4%
Injection Molding <1%
Picture Frames,

10.4 SWI Manufacturing

StarWalker Industries (SWI) has a vision of building a bottled water plant and recycling facility for black communities called a StarWalker System.



There is tremendous inefficiency occurring in bottled water production today in large manufacturing plants. Large bottled water plants are drawing water from natural resources or, in most cases, municipal water sources. These plants then use a process called "reverse osmosis" filter and bottle the water – known as purified water. The bottled water is transported in large semi-tractor trailer truckloads across the country to distributors who further transport the bottled water to local stores. Given that "reverse osmosis" bottling can be done anywhere, it is environmentally unsound to ship purified water outside the city in which it is produced.

Furthermore, bottled water manufacturers put a large number of raw materials (plastic) into the commerce stream with little or no strategy in how to recapture their plastic water bottles.

At SWI, our system is different. Our design is to draw from local Atlanta water sources using the same reverse osmosis process and sell the water to the citizens of Atlanta in state-of-the-art, 100% recyclable bottles and incentivize the Atlanta community to return our bottles for money.

Our bottled water will be provided in a proprietary BottleOne 100% recyclable bottle. The bottle is pretty, and we will buy it back to return it to the recycled plastic stream. We incentivize our water drinkers by offering 25¢ to return the BottleOne bottle to our facility where it will be collected with other recycled

plastic for which there is a high demand of clean PET recyclate, but a national shortage.

There is no environmentally sound reason for an Atlanta resident to drink bottled water from Wisconsin or Washington when the same water bottle can be produced locally in Atlanta, GA.

10.4.1 Advanced Manufacturing

SWI has partnered with world-renowned engineers to design a bottled water manufacturing system that uses proprietary engineering techniques to produce three (3) types of water (purified, spring and alkaline) in two types of proprietary bottle sizes (24oz and 96oz (¾ gallon) BottleOne bottles). All bottles will be made from 100% Recyclable plastic.

10.4.1.1 InterTech

Since 2014, SWI has engaged InterTech (https://inter-techltd.com/) engineers to assist in the building of our plant. InterTech specializes in working to optimize line design for space and efficiency. They are involved in every aspect of our production from the moment our preforms arrive until our BottleOne bottles are shipped to their final destination.


COMPLETE
LINE SOLUTIONS
Utility Systems
Resin Systems
Injection Molding
Blow Molding
Empty Container Conveying
Container Quality Assessment
Product Process System
Filling System
Full Container Conveying
Secondary Packaging

InterTech's services include establishing the feasibility of the project, assisting in project authorization paperwork, conceptual and detailed engineering, systems provision, and project oversight with our experienced management team.

InterTech has installed more than 175 pellet-to-pallet production lines in the past 5 years. Together with their affiliate, Process Systems, InterTech has engineered over 1,500 installations worldwide since 1986.



InterTech uses a detailed, proprietary Operational and Financial Feasibility Models to evaluate whether or not it makes sense for customers to begin blowing their own bottles. InterTech has specific expertise in all aspects of utility calculation and performance criterion, working with all major manufacturers globally.



10.4.1.2 BottleOne® Technology

SWI productions line will include a state-of-the-art blow molding system making a 100% Recyclable bottle with a handle. SWI has a license from BottleOne to manufacture a 96oz 100% recyclable bottle.



The development of BottleOne, a PET bottle with an integrated PET handle, took nearly a decade. Currently, BottleOne has eight US patents which have been issued, and three US patents that are currently pending. Its initial patent "Manufacturing Method and Device for a Container with an Integral Handle" has been approved in 8 countries and has been allowed and pending in over 20 countries.

These bottles are pretty and we want them back!





MANUFACTURING

A REVOLUTIONARY BLOW MOLDING PROCESS

BottleOne Technology builds on the principles of injection and reheat stretch blow molding to create PET containers of extraordinary strength and durability. Using a preform with an integrated PET handle, BottleOne technology uses established manufacturing platforms to create large capacity handled containers at industry competitive speeds and economics.

10.4.2 Closed-Loop BottleOne Recycling

10.4.2.1 BottleOne PET1

The BottleOne bottle is made from PET1 (recycle code 1), a 100% recyclable plastic. PET1 is the most demanded plastic for recycling.

As part of the initiative to produce 96oz PET1 100% recyclable BottleOne containers, SWI has an opportunity to install a uniquely differentiated and unprecedented sustainability loop for the local community. This loop consists of collection points for BottleOne bottles at the SWI facility. This collection insures we have a supply of "clean" (not from mixed stream curbside) PET1 recyclate for use in BottleOne preforms.


PEOPLE
Tastes Better
Clear Package
Hermetically Sealed
Easier to Use
Increased Strength and Durability
ESSENTIAL
EQUITABLE
PLANET
Self-Supporting & Caseless
Reduced Shipments
Reduced Emissions
Hermetically Sealed
Reduced Unsaleables
Reduced Chemicals
Reduced Transport Pkg.
PROFIT
Higher Retail Value
Lowest Cost Production
Increased Efficiencies
On Demand Manufacturing
Reduced Packaging
Reduced Transport Pkg.
Reduced Unsaleables
VIABLE
1


1
PETE


1
PET

will be permanently identified on all BottleOne bottles as well was a 100% Recyclable stamp embossing.

10.4.2.2. Promote 100% Recyclable.


HOW DOES A DEPOSIT RETURN SCHEME WORK?
Deposit return schemes follow a simple four-step process:
1
Consumers buys beverage and pays deposit
2
Consumer enjoys beverage
3
Consumer returns container and receives deposit back
4
Beverage distributors arrange for the collection and ultimate recycling of beverage containers*

StarWalker Industries is changing the way the world thinks about recycling. Our StarWalker System is 10% of the size of regular bottled water plants but uses advanced innovation to produce 32M 96oz water bottles per year (each bottle is 100% Recyclable plastic and BPA free). By offering a cash incentive to return 100% Recyclable plastic bottles, SWI is the first bottled water plant to implement a return process to recapture the 100% Recyclable plastics at the plant for the plastic put in the commerce stream.



10.4.2.3 BottleOne Return

This program is unlike any other and will require promotion to optimize results for SWI and its stakeholders. Upon return of the BottleOne bottle to the SWI facility, the returner will receive 25¢ for each bottle returned.

We at SWI believe that having an incentive return program for our BottleOne bottles will have the following anticipated results:

- A regular, "clean" supply of 100% Recyclable PET1 plastic for our use and/or direction

- A unique touchpoint for sustainability-minded stakeholders of SWI

- Differentiation from competing manufacturers and retailers, some of whom dictate sustainability behavior from their suppliers, but stop short of taking responsibility for their own sustainability

- A StarWalker Systems self-report card for program results

- Less litter and waste in our communities

- Because reverse vending scanners are available at the collection points, participation could be documented, permitting promotion to and recognition of program supporters' contribution

10.4.2.4 Bottle Vending.



SWI plans to pay a 25¢ bottle return on all BottleOne bottles sold. The BottleOne bottle will be returnable to SWI and placed in a vending machine (termed "reverse vending") that will give the BottleOne returner a 25¢ payment for each returned BottleOne bottle.





- Insert your empty containers **into the chute at the front of the reverse vending machine.**
- When you're finished, tap the button **at the front of the machine.**
- Take the receipt that the machine prints out.

10.4.2.5. Collection Process.

The returned BottleOne bottles are valuable "Clean" recycled PET (RPET) that commands a market premium of $.04-$.07 per pound and can be sold to other recycled PET (RPET) companies like rPlanet (https://www.rplanetearth.com/).


r planet earth
90% of plastic is NOT recycled. Let's change that TOGETHER


OUR VISION
ZERO PLASTIC WASTE
ON OUR PLANET EARTH


90% of plastic
is NOT Recycled.
r planet earth

10.4.2.6. Non-Profit Consortium

We need to start the conversation. Should StarWalker Systems be the only bottled water manufacturer collecting PET1 bottles if we are not the only ones manufacturing them?

TOGETHER, WE'RE COMMITTED TO GETTING *EVERY BOTTLE BACK*



We are making
100%
recyclable plastic bottles.
And we want them back.

The American Beverage Association (ABA) is the trade association that represents America's non-alcoholic beverage industry www.americanbeverage.org. ABA was founded in 1919 as the American Bottlers of Carbonated Beverages and renamed the National Soft Drink Association in 1966. Today the ABA represents hundreds of beverage producers, distributors, franchise companies and support industries.

The ABA has launched a campaign to get every bottled back to American beverage companies that are making 100% recyclable bottles and not end up in oceans, rivers and beaches. Their new initiative speaks to the purpose and direction of our 100% recyclable platform.

10.4.2.7. Manufacturing Advisors



MINORITY BUSINESS DEVELOPMENT AGENCY U.S. DEPARTMENT OF COMMERCE	MBDA Business Center-Atlanta located at Georgia Tech's Enterprise Innovation Institute.
atdc GEORGIA TECH	ATDC (Advanced Technology Development Center) at Georgia Tech.
EY Building a better working world	Ernst & Young LLP Entrepreneurs Access Network.





10.5. Construction.


StarWalker Industries
StarWalker Industries
25¢ DEPOSIT RETURN HERE
This is not a rendering of the actual StarWalker Industries facility.


PREFORMS
ACCUMULATION CONVEYOR
INSPECTOR
PALLETIZER
STRETCH WRAPPER
SHRINKWRAPPER

The StarWalker System will be built in Atlanta, Georgia in a 50,000 sq ft facility.

10.5.1 Process.

InterTech will design and build the system which will consist of packaging line including a preform hopper, blow molder, filler, accumulater, bundler/case packager and a palletizer.

InterTech is also an expert on industrial utilities which make the production lines run.

NOTE: Pictures are examples of the process and does not reflect the proprietary process of StarWalker Industries, Inc.





Water Processing Area - Reverse Osmosis





Water Purification Plant Start-up

Risk / Critical to Success Factors

Area	Risks
Safety	Insufficient personal protective equipment - hardhats, safety shoes, earplugs, safety glasses, etc
	Poor job / work area design - hazardous work environment
	Inadequate emergency response systems / protocols
Quality	Poor control of CCP's (Critical Control Points) - product contamination prevention
	Inaccurate fill weights - **over** (high cost) / **under** (out of compliance)
	Insufficient filtration processes - out of spec for purity
Engineering	Poor production layout / system design
	Inadequate machine capabilities
	Excessive unplanned downtime
Human Resources	Inadequate staffing
	insufficient people management policies / protocols
	Over / under compensation
Environmental	Inadequate material recycling process
	Insufficient waste water / hazmat disposal process
	Insufficient spill / contamination prevention protocols
Supply Chain	Out of spec raw materials - bottles, labels, caps, cases, etc.
	Prohibitive raw material costs
	Unreliable suppliers
Legal	Insufficient building codes
	FDA non-compliance
	Zoning / site location selection non-compliance
Production	Inability to schedule to demand
	Inability to produce accurate quantities
	Insufficient inventory buffers and / or controls

10.5.2 Project Management

InterTech will manage the building of the StarWalker System, including, but not limited to the following:

1. Financial Feasibility Analysis
2. Budget Establishment
3. Bottle Development Assistance
4. Site Review with Conceptual Equipment Layout
5. Structural Engineering
   5.1. Drain Locations:
   5.2. Equipment Foundations and Housekeeping Pads:
   5.3. Cooling Tower Structural Steel:
   5.4. Compressor Maintenance Crane Structural Steel:
   5.5. Pipe Supports:
6. Electrical Engineering
7. Mechanical Engineering
8. Process Engineering
9. Contractor Bid Process
10. Full Time On-Site Installation Supervision
11. Factory Acceptance Test (FAT) Support
12. Commissioning of the New Systems

10.6 Marketing Strategy



Metro Atlanta could support 5 different StarWalker Systems. Assuming each household consumes 2 bottle per day on average, then SWI serves a community of 40,000 households. In most urban areas, that is a 5-mile radius of people that will buy, drink, and recycle bottled water. The first planned locations could be located near Hartsfield-Jackson International Airport in Atlanta, Georgia or the Bellwood Quarry in Atlanta. The marketing strategy for our BottleOne will consist of local advertising, promoting our recycling return program, and listing our low product cost savings to local communities. SWI also intends to offer private label co-packing for businesses interested in marketing their business on BottleOne® bottles.

10.7 Manufacturing Management Team.

Each SWI plant will have 20-25 employees, including 8 indirect staff members, and 16 hourly workers. The average pay of hourly workers will be $25 per hour.


Chief Executive Officer
David M. Walker
Chief Engineer
Gregory Kershner
Chief Marketing Officer
Char Ross
Chief Logistics Officer
Jada Collins
Operations Manager
Logistics Supervisor
Plant Manager
Accounting Manager
Production Supervisor
Warehouse Supervisor
Hourly Direct
Hourly Direct

10.8 Target Customers.

SWI will target municipalities for local private label marketing initiatives. There is also cost saving value in local hotels, restaurants and distributors sourcing locally manufactured purified water.



"Give Me More Value"
4. PURCHASE
"Undestand my Needs"
8. - 1. RECOMMEND
"Reward Me"
"Represent Me"
"Make it Easy"
7. MAINTAIN
3. SELECT
"Earn My Trust"
ENGAGE
Market & Sell
Target
Audience

Positivity
Customer
NURTURE
Support & Serve
"Be Relevant"
"Know My History"
6. USE
2. RESEARCH
"Be Transparent"
"Be Consistent"
"Help Me"
1. NEED
5. RECEIVE

Due to recent inclement weather in Texas, plants from other states have been sending bottled water to Texas. In fact, SWI responsive customer service and logistics team quickly arranged delivery of 9 truckloads in a time of need to San Antonio, Texas. Here is a link to an article dated February 21, 2021, relating to bottled water plant in North Carolina sending water to Texas:

https://wlos.com/news/local/local-bottling-plant-to-send-nearly-74000-bottles-of-water-to-houston-texas-midst-of-clean-water-crisis

If Atlanta had its own bottled water plant, then SWI could supply our Atlanta citizens with bottled water in emergencies.

10.9 SWOT Analysis

Strengths	Weakness
Engineering Manufacturing Equipment Exclusive License for Proprietary Bottle Incentivized Recycling Initiative Local Distribution Wholesaler prices Minority Ownership Local Strategic Partners	First Time Concept Limited Production Capacity Capitalization Brand Awareness Plastic Production
Opportunities	Threats
PET1 Recycling Awareness Local Government Marketing Initiatives Manufacturing Training Local Water Source Bottling	Large plants undercutting pricing Inventory Backlog Waste Collection Price of Preforms Increase Other Materials (Paper, Aluminum, Glass) Bottled Water Regulations Public Backlash to Plastic

III. How much money does StarWalker Industries need?

11. Funding Needed.

StarWalker Industries is raising up to $4.6M to build a bottled water plant in Atlanta, GA, that will produce 32 Million 3 Liter (3L) water bottles a year at a total cost of $0.70 per bottle. The water bottles will be sold for $1.50 per bottle including a 25¢ bottle return. ***Raising up to $1.07M on Wefunder**

 

The use of proceeds for the $4.6M is as follows:

- StarWalker System: $3.75M for down payment, closing costs, equipment, and working capital to acquire, build and open the bottled water plant in Atlanta, Georgia over a 9-month period.

- StarWalker Distribution: $500,000 to capitalize the growth of StarWalker Distribution over the next 12 months; and

- Equity Crowdfunding Fees: $350,000 for crowdfunding fees paid to advisors and equity crowdfunding platform hosts (including 7.5% to Wefunder.com).

12. Use of Funds. The amount needed to fund the equity portion of the StarWalker System and working capital is $3.75M. The amount needed to fund the working capital for StarWalker Distribution is $500,000. The total amount needed to pay for the StarWalker System, capitalize StarWalker Distribution and pay the appropriate Equity Crowdfunding fees is $4.6M.

12.1 StarWalker Systems.

This is the amount necessary to build a bottled-water production facility in Atlanta, Georgia. The amounts provided in the chart below were provided by professionals who regularly operate in the manufacturing space.

StarWalker Systems Facility	Cost
Manufacturing Equipment	$9,471,000
Land and Building	$1,700,000
Building Improvement / Construction	$1,300,000
Working Capital	$650,000
Financing Closing Fees	$333,000
Engineering	$192,800
TOTAL	$13,646,800

12.1.1 Equity for SBA Financing.

The StarWalker System will cost $13,646,800, eighty percent (80%) of which will be financed through bank mortgage and an SBA 504 loan, and the remaining twenty percent (20%) will be raised through equity crowdfunding. The equity portion and ineligible costs are estimated to be $3.75M.

12.2 StarWalker Distribution.

StarWalker Industries requires $500,000 to grow the distribution division of the company.

12.2.1 Working Capital.

Working capital amount of $500,000 is allocated for the following expenses, which increase our growth strategy:

StarWalker Distribution	Annual Costs
Auto Expense/fuel	$2,500
Bank Fees	$600
Dues and Subscriptions	$7,000
Insurance	$3,000
Legal (outside)	$10,000
Licenses and Taxes	$500
Marketing and Advertising	$22,500
Meals and Entertainment	$4,000
Trade Shows	$12,000
Office Supplies/Expense	$15,000
Staff - Administrator	$ 48,000
Staff – Sales Manager	$75,000
Public Relations	$36,000
Postage and Delivery	$1,200
Professional Fees-Accounting	$6,000
Professional Fees-Consulting	$71,000
Rent	$30,000
Telecommunications Expense	$6,000
Accounts Receivable Factoring	$16,800
Internet Expense	$2,000
Website	$3,500

12.3 Fees.

There are fees charged by advisors and the equity crowdfunding platform.

12.4 Equity Crowdfunding.

Equity crowdfunding fundamentally changes a business' relationship with its customers. Instead of having two different groups: those who invest in a business and those that patronize a business, now there is an opportunity to have a harmonized group of owners and customers.



SWI is looking use equity crowdfunding to transform our customers into owners that benefit from our business success. So, instead of simply participating in our business as a Positivity Alkaline Water® customer, one can have a direct financial incentive to increase our customer base and refer other investors. This result is something more than an engaged customer; it's a loyal business owner.

14. Offering Summary



Offering Summary

I. What does StarWalker Industries do?

StarWalker Industries (SWI) is a bottled water distribution, manufacturing, and recycling company. SWI sells truckloads of bottled water and is building a state-of-the-art bottled water production and recycling system in Atlanta, GA.

II. Why has StarWalker Industries been successful in the bottled water business?

StarWalker Industries is owned by a black business attorney and engineer who leads a team of positive people that brands bottled water and sells it by the truckload. SWI desires to expand its brands by building a closed-loop bottled water plant that collects its 100% Recyclable plastic bottles.

III. How much money does StarWalker Industries need?

StarWalker Industries is raising up to $4.6M to build a bottled water plant in Atlanta, GA, that will blow and fill 32 Million 3 Liter (3L) water bottles per year at a total cost of $0.70 per bottle. The water bottles will be sold for $1.50 per bottle including a 25¢ bottle return. ***Raising up to $1.07M through Wefunder**

EXHIBIT B

Officers and Directors

(see attached)



David M. Walker, Esq. · 3rd

Atlanta Business Attorney / StarWalker Industries

Atlanta Metropolitan Area · 500+ connections · **Contact info**

Law Offices of David M. Walker, Esq.

University of Detroit Mercy School of Law

Experience

Atlanta Business Attorney
Law Offices of David M. Walker, Esq.
Jan 2007 – Present · 14 yrs 5 mos
Atlanta, Georgia

Atlanta Business Attorney that consults businesses on raising capital.

 Home

 Atlanta Business Attorney | Contract...

President
StarWalker Industries LLC
Nov 2014 – Present · 6 yrs 7 mos
Greater Atlanta Area

Positivity Alkaline Water, Integrity Purified Water and Integrity Spring bottled water distribution.

 StarWalker Capability Statement (April...

 StarWalker Industries | Bottled Water > Home

NFL Agent
StarWalker Agency LLC
Oct 2018 – Present · 2 yrs 8 mos
Atlanta, Georgia

Representing NFL players and coaches

 StarWalker Agency Introduction (April...

Managing Partner
Handprint Group
Jan 2007 – Nov 2008 · 1 yr 11 mos

Structured transactions with capital investors and small growth companies.

Corporate Counsel
Celsia Technologies, Inc.
Aug 2005 – Jan 2007 · 1 yr 6 mos

Corporate Counsel of US parent company - managed all legal issued in US parent company, UK subsidiary, and Korean subsidiary.

Show 3 more experiences ⌄

Education



University of Detroit Mercy School of Law
Juris Doctorate
1995 – 1998



University of Michigan
Bachelor of Science, Mechanical Engineering
1990 – 1995
Activities and Societies: Founding Father - Gamma Tau Omega (GTO) Fraternity @ The
University of Michigan specializing in philanthropy and community service.

Licenses & certifications



NFL Contract Advisor
NFL Players Association
Issued Oct 2018 · No Expiration Date



Attorney
State Bar of Georgia
Issued Jul 2004 · No Expiration Date



Attorney
State Bar of Michigan
Issued Nov 1998 · No Expiration Date

.ıar Ross

Char Ross · 3rd

iBrandNDesign

Creating Instant Recognition | Brand & Design Strategist

Tucker, Georgia, United States · 283 connections · **Contact info**

Experience

Visual Brand & Design Strategist
iBrandNDesign
2016 – Present · 5 yrs

it's By DeZign (IBD) is a visual brand strategy development company focused on helping clients create branding guidelines as part of their corporate identity. As part of your corporate identity, IBD knows how critical branding is to establishing or expanding a company's client base and product share in the marketplace. IBD provides consulting and professional services to create a branding strategy tailored to reach a specific target audience. As part your brand strategy development our company provides tangible deliverables that include:

• business cards and stationery   ...see more

Chief Information Officer
Spectrum Delivers, LLC
2007 – 2016 · 9 yrs
Greater Atlanta Area

Partnered in day-to-to operations for graphic design, printing & finishing, corporate apparel & promotional productions.

Education



Queensborough Community College
Management Information Systems, General
1981 – 1983

Volunteer experience

Bookstore Manager, Multimedia Coordinator, Graphic Designer & Website Developer
The Greater Piney Grove Baptist Church
2002 – 2007 • 5 yrs

Served on the church staff for various leadership positions throughout the church including special project assistance to the Senior Pastor, Dr. William E. Flippin, Sr.

Event Volunteer
Sisters By Choice
2015 – Present • 6 yrs
Social Services

Provide assistance as need for the Pink Ribbon 5KWalk & Breast Cancer Awareness Weekend.



Director of Marketing & Communications

MARVELOUS LIGHT EMPOWERMENT ASSOCIATION INC

Jul 2018 – Present • 2 yrs 11 mos

Social Services

Provide long-term graphic design strategies for brand identity development, graphic design solutions and social media marketing strategies for periodic and annual event promotion.

Skills & endorsements

Brand Development

Event Marketing

Logo Design · 2

Rafiki Cai and 1 connection have given endorsements for this skill

Show more ⌄

Interests


Comprehensive Family Care
36 followers


Business Owner Mindset
450 members


Gourmet Foods International
4,483 followers


ABC Women's League
1,833 followers


Marvelous Light Empowerment Associa
4 followers


Queensborough Community College
29041 followers

See all



Greg Kershner · 3rd

Entrepreneur - Expertise for Food and Beverage
Production

Atlanta, Georgia, United States · 357 connections ·

Contact info

 **GT Entrepreneur**

 **Georgia Institute of
Technology**

Experience



Entrepreneur
GT Entrepreneur
1997 – Present · 24 yrs
Greater Atlanta Area

Always open to new ideas and disruptive technologies to improve food and beverage
production and operations.



InterTech
24 yrs

○ **President**
2011 – Present · 10 yrs
Greater Atlanta Area

For nearly 30 years, InterTech has helped hundreds of clients improve their manufacturing
lines and processes. From the moment your raw materials enter your facility until your
finished product is ready to ship out the door, InterTech's engineers can design and install a
single line, a new facility, refurbish an existing plant, or help you develop a multi-sit ...see more

○ **Utilities Infrastructure Support**
1997 – 2011 · 14 yrs
Greater Atlanta Area



President
Process Systems USA
1997 – Present · 24 yrs
Greater Atlanta Area

Sales Engineer
York International
1982 – 1997 · 15 yrs
Greater Atlanta Area

Education



Georgia Institute of Technology
Bachelor of Science in Mechanical Engineering, Mechanical Engineering



Andrew Levy · 3rd

President, RockRidge Financial Services, LLC Helping
CEOs sleep well through financial leadership.

Norcross, Georgia, United States · 256 connections ·
Contact info

 **RockRidge Financial
Services**

 **University of Connecticut**

Providing services
Management Consulting, Financial Advisory, Strategic Planning, and Cutsourcing
See all details

Experience



Owner
RockRidge Financial Services
May 2006 – Present · 15 yrs 1 mo
Atlanta, Georgia, United States

Helped client company sell to Fortune 500. Negotiated deal terms on the acquisition of
numerous companies in retail, manufacturing, and distribution. Raised capital from angel,
private equity groups, VC, and institutional investors. Helped business owners smile more.

CFO and Director of HR
Monarch Computer Systems · Full-time
2002 – 2006 · 4 yrs



Fractional CFO/Controller for firm clients
Aprio (f.k.a. Habif Arogeti and Wynne)
2000 – 2002 · 2 yrs

Credit Manager and Internal Auditor
SunTrust Bank
1995 – 2000 · 5 yrs

Education



University of Connecticut
MBA, Accounting and Finance
1993 – 1995



Franklin & Marshall College
BA, Bus Mgmt
1987 – 1991

Licenses & certifications

CPA, CBA (certified bank auditor)

Volunteer experience



Mentor in Residence and guest lecturer
The George Washington University School of Business

Mentor in Residence and guest lecturer at George Washington University School of Business and Entrepreneurship programs





EXHIBIT C

Financial Statements

(see attached)

I, David M. Walker, CEO of StarWalker Industries, Inc., certify that:

(1) the financial statements of StarWalker Industries, Inc. included in this Form C-AR are true and complete in all material respects; and

(2) the tax return information of StarWalker Industries, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for StarWalker Industries, Inc. filed for the fiscal year ended December 31, 2021.

Dated: April 30, 2022

Signature: /s/ David M. Walker, Esq.

Title: Chief Executive Officer

StarWalker Industries, Inc.
Balance Sheet
As of December 31, 2021

		Jan - Dec 2021
ASSETS		
Current Assets		
Total Bank Accounts	$	50,795.23
Total Accounts Receivable	$	21,599.70
Other Current Assets		
Inventory	$	10,991.15
Inv-Consignment Out of State		2,834.19
Total Other Current Assets	$	13,825.34
Total Current Assets	$	86,220.27
Fixed Assets		
Furniture and Equipment	$	26,231.26
Software		1,755.00
Accumulated Depreciation		(6,217.06)
Total Fixed Assets (net)	$	21,769.20
Other Assets		
Security Deposit	$	184.26
Total Other Assets	$	184.26
TOTAL ASSETS	$	108,173.73
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Total Accounts Payable	$	23,215.58
Total Credit Cards	$	20,261.77
Other Current Liabilities		
Short Term Note A	$	25,000.00
Accrued Interest Payable A		893.13
Short Term Note B		15,000.00
Accrued Interest Payable B		535.90
Total Other Current Liabilities	$	41,429.03
Total Current Liabilities	$	84,906.38
Long-Term Liabilities		
Loan from David Walker	$	121,164.63
Loan from STIM Investments		490.00
EIDL Loan		77,900.00
PayPal Loan		39,386.26
Due to Affiliates		65,000.00
1st Tranche Convertible Debt		200,440.00
Accrued Interest on Convertible Debt		7,737.77
Total Long-Term Liabilities	$	512,118.66
Total Liabilities	$	597,025.04
Equity		
Members Equity	$	(160,969.37)
Net Income		(327,881.94)
Total Equity	$	(488,851.31)
TOTAL LIABILITIES AND EQUITY	$	108,173.73

StarWalker Industries, Inc.
Profit and Loss
January - December 2021

Total Income	$	388,756.14
Total Cost of Goods Sold		356,397.14
Gross Profit	$	32,359.00
Expenses		
Product Samples Expense	$	10,434.66
Advertising and Promotion		53,325.89
Automobile Expense		201.05
Bank Service Charges		330.57
Bad Debt Expense		7,764.45
Business Licenses & Permits		286.00
Client Development		500.00
Continuing Education		50.00
Contract Labor		5,026.61
Computer and Internet Expenses		8,244.33
CO-OP Commissions		6,383.33
Depreciation Expense		3,663.24
Dues and Subscriptions		6,069.76
Insurance Expense		3,124.14
Interest Expense		15,100.58
Meals and Entertainment		6,713.28
Office Supplies		3,950.42
Payroll Expenses		83,895.70
Platform Fees		14,185.87
Postage and Delivery		1,249.17
Professional Fees		127,497.60
Printing and Reproduction		710.33
Rent Expense		1,728.95
Telephone Expense		1,881.50
Travel Expense		150.49
Parking		92.40
Utilities		59.90
Total Expenses	$	362,620.22
Net Operating Income	$	(330,261.22)
Total Other Income	$	66,521.17
Total Other Expenses	$	64,141.89
Net Other Income	$	2,379.28
Net Income	$	(327,881.94)

EXHIBIT D

Management Report

Management Report

StarWalker Industries, Inc.

For the period ended April 30, 2022



Prepared on

December 19, 2023

For management use only

Table of Contents

Profit and Loss

January - April, 2022

	Total
INCOME	
40100 Sales	43,394.47
40400 Sales of Product Income	37,244.76
45000 Sales Discounts	-600.26
Total Income	**80,038.97**
COST OF GOODS SOLD	
50000 Purchases - Resale Items	7,773.51
50200 Cost of Goods Sold	27,202.32
50300 Freight and Shipping Costs	-4,729.21
Total Cost of Goods Sold	**30,246.62**
GROSS PROFIT	**49,792.35**
EXPENSES	
50700 Product Samples Expense	3,311.44
60000 Advertising and Promotion	-3,052.81
60400 Bank Service Charges	103.70
61000 Business Licenses & Permits	500.00
61500 Contract Labor	5,295.00
61700 Computer and Internet Expenses	
61710 Website Design	970.48
61730 Internet	1,283.43
Total 61700 Computer and Internet Expenses	**2,253.91**
62100 CO-OP Commissions	3,296.60
62500 Dues and Subscriptions	2,943.79
62700 Freight Out	3,427.57
63300 Insurance Expense	
63310 General Liability	579.93
63340 Workers Comp	406.00
Total 63300 Insurance Expense	**985.93**
63400 Interest Expense	12,632.75
64300 Meals and Entertainment	
64310 Meals 100% Deductible	947.22
Total 64300 Meals and Entertainment	**947.22**
64900 Office Supplies	2,788.52
66000 Payroll Expenses	
66001 Payroll Fees	360.00
66003 Staff Salary	18,333.36
66004 Taxes	1,701.00
Total 66000 Payroll Expenses	**20,394.36**
66500 Postage and Delivery	91.00
66700 Professional Fees	

	Total
66710 Legal and Accounting	2,404.30
66730 Consultant Fees	8,482.00
Total 66700 Professional Fees	**10,886.30**
67100 Rent Expense	5,767.42
68000 Taxes and Licenses	50.00
68100 Telephone Expense	786.44
68400 Travel Expense	1,078.63
68500 Parking	39.30
68600 Utilities	140.23
Total Expenses	**74,667.30**
NET OPERATING INCOME	-24,874.95
NET INCOME	$ -24,874.95

Balance Sheet

As of April 30, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
10100 Bank of America Checking	9,886.71
Total Bank Accounts	**9,886.71**
Accounts Receivable	
11000 Accounts Receivable	10,469.50
Total Accounts Receivable	**10,469.50**
Other Current Assets	
12200 Inventory-Use This	24,329.72
18400 Due From Positivity	65,126.83
Total Other Current Assets	**89,456.55**
Total Current Assets	**109,812.76**
Fixed Assets	
15000 Furniture and Equipment	26,231.26
15800 Software	1,755.00
15900 Accumulated Depreciation	-6,217.06
Total Fixed Assets	**21,769.20**
Other Assets	
16200 Security Deposit	1,644.26
Total Other Assets	**1,644.26**
TOTAL ASSETS	**$133,226.22**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	29,009.82
Total Accounts Payable	**29,009.82**
Credit Cards	
22000 BOA Credit Card	21,302.14
Total Credit Cards	**21,302.14**
Total Current Liabilities	**50,311.96**
Long-Term Liabilities	
27450 EIDL Loan	77,900.00
27500 PayPal Loan	101,155.21
28000 Due to Affiliates	
27250 Loan from David Walker	121,164.63
27350 Loan from STIM Investments	490.00
28200 Due to/from Law Office of David Walker	50,000.00

	Total
Total 28000 Due to Affiliates	171,654.63
29000 1st Tranche Convertible Debt	190,440.00
29050 Blackledge Convertible Debt	40,000.00
29100 Accrued Interest on Convertible Debt	15,490.68
Total Long-Term Liabilities	596,640.52
Total Liabilities	646,952.48
Equity	
32000 Members Equity	-488,851.31
Net Income	-24,874.95
Total Equity	-513,726.26
TOTAL LIABILITIES AND EQUITY	$133,226.22